2019 Notice of the Annual Meeting
of Shareholders and

MANAGEMENT PROXY CIRCULAR



eldoradogold

WHO WE ARE

Eldorado Gold is a Canadian mid-tier gold and base metals producer with more than 25 years of experience building and operating mines in Europe, Asia and the Americas. The Company is dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where it operates.

Voting by proxy is the easiest way to vote your shares. Please refer to your proxy form or voting instruction included in this package or to the "FAQs" section on page 7 of this Information Circular for more information on the voting methods available to you.

INTERNET/TELEPHONE	IN PERSON	MAIL
		

TABLE OF CONTENTS

Cover image: Exploration drilling underground at Efemçukuru, Turkey.

ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS





Change in director compensation
see page 71



One new director added every year since 2013
see page 29

100% Independent committee composition
see page 36

Joined 30% Club Canada
see page 30





Added Teresa Conway to the Board
see page 16

Improved Skouries design with dry-stack tailings
see pages 37

Zero fatalities
see page 37

Reduction in LTIFR by 21%
see page 37





Zero significant environmental spills
see page 37

Implementation of Eldorado's *Golden Rules* Handbook
see page 37

PROXY SUMMARY

This summary highlights information contained in our Management Proxy Circular (the "Circular"). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

Annual Meeting Details

Date	Location	Time
Thursday, May 2, 2019	Terminal City Club Skidmore Room 837 W Hastings Street Vancouver, BC V6C 1B6	3:00p.m. Pacific time



Shareholder Voting Matters

Business item	Management's recommendation	Reference page
Election of directors	FOR	11
Appoint auditors	FOR	12
Authorize Board to set auditor pay	FOR	12
Advisory vote on compensation	FOR	12

Director Nominees

Name	Principal occupation	Other public boards	Year first appointed	Independent	2018 Board and committee attendance	Committee participation	2018 AGM Vote result ("for"; %)
George Albino	Corporate director	1	2016	Yes	100%	CGNC, Compensation	95.88
George Burns	President & CEO, Eldorado	0	2017	No	100%		97.84
Teresa Conway	Corporate director	0	2018	Yes	100%	Audit, Compensation	98.14
Pamela Gibson	Corporate director	1	2014	Yes	100%	CGNC (Chair), Audit	97.59
Geoffrey Handley	Corporate director	1	2006	Yes	100%	Sustainability, Compensation	94.39
Michael Price	Corporate director	2	2011	Yes	100%	Sustainability (Chair), Audit	96.41
Steven Reid	Corporate director	2	2013	Yes	100%	Compensation (Chair), Sustainability	95.71
John Webster	Corporate director	1	2015	Yes	95%	Audit (Chair), CGNC	96.03

Board and Governance Highlights

Board composition		Page
Size of Board	8	11
Number of independent directors	7 (88%)	13
Average tenure of independent directors	5.7 years	29
Number of women directors	2 (25%)	30
Independent Chair and Board committees	Yes	14 & 36
In-camera sessions of independent directors	Yes	22
Board evaluation process	Yes	26
Board orientation and continuing education	Yes	32
Board site visits	Yes	32
Share ownership policies for directors	Yes	76

Shareholder rights		
Annual election of directors	Yes	11
Directors elected individually (not by slate)	Yes	13
Majority Voting Policy for directors	Yes	11
Advance Notice Policy	Yes	11
Dual-class shares	No	–
Shareholder Engagement Policy	Yes	34

Governance		
Code of Conduct and Business Ethics	Yes	24
Anti-Bribery and Anti-Corruption Policy	Yes	25
Anti-Hedging	Yes	25
Diversity Policy	Yes	30
Board succession planning	Yes	27
Overboarding Policy	Yes	31
Term limits	No	31
Retirement age for directors	Yes	31
Independence review and disclosure of 10-plus-years directors	Yes	31
CEO evaluation and executive succession planning	Yes	32

Compensation		
Advisory vote on executive compensation	Yes	39
Executive Compensation Recovery Policy (Clawback Policy)	Yes	47

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

WHEN

Thursday, May 2, 2019 at 3:00p.m. Pacific time

WHERE

Terminal City Club
Skidmore Room
837 West Hastings Street
Vancouver, BC V6C 1B6

ITEMS OF BUSINESS:

1. Receive our 2018 annual audited financial statements (page 11)
2. Elect eight directors for the coming year (page 11)
3. Re-appoint KPMG as auditor for the coming year (page 12)
4. Authorize the directors to set the auditor's pay (page 12)
5. Approve a non-binding advisory resolution on executive compensation (page 12)

YOUR VOTE IS IMPORTANT

You are entitled to receive this notice vote at our 2019 and Annual Meeting of Shareholders ("2019 Annual Meeting") if you owned common shares of Eldorado Gold Corporation (Eldorado or "the Company") as of the close of business on March 18, 2019 ("the record date" for the 2019 Annual Meeting).

NOTICE-AND-ACCESS

We are using notice-and-access procedures to deliver our 2019 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, Form of Proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management's Discussion and Analysis ("MD&A") are available on our website (www.eldoradogold.com/shareholder-materials) as of April 1, 2019 and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission ("SEC") website (www.sec.gov), under Eldorado's name.

The Circular contains important information about the meeting and the Company. We encourage and remind you to access and review the Circular prior to voting.

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

 information@eldoradogold.com

 1 604 687 4018 or 1 888 353 8166 (toll-free)

 1 604 687 4026

 1188 Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5
Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

SUBMITTING YOUR VOTE

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. on Tuesday, April 30, 2019 to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. on Tuesday, April 30, 2019.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1 877 657 5856 toll-free in North America or 1 416 867 2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the Board,

"Karen Aram"

Karen Aram
Corporate Secretary

Vancouver, BC

March 18, 2019

GENERAL INFORMATION

ELDORADO GOLD

In this document, *we*, *us*, *our*, *Eldorado*, *the Company* and *the Corporation* mean Eldorado Gold Corporation.

SHAREHOLDERS

You, *your* and *shareholder* mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

DATE OF INFORMATION

Information in this document is as of March 18, 2019, unless otherwise stated.

EXCHANGE RATE

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2018 reported by the Bank of Canada of CDN$1.00 = USD$0.7718 unless otherwise noted.

SECURITIES

All securities, including shares, options, performance share units ("PSUs") and restricted share units ("RSUs") are expressed on a post-consolidated basis unless otherwise noted. Eldorado completed a 5:1 Share Consolidation on December 27, 2018.

ADDITIONAL INFORMATION

You can find financial information relating to Eldorado in our Consolidated Financial Statements and MD&A dated December 31, 2018.

See our MD&A, Financial Statements and our Annual Information Form ("AIF") or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

 information@eldoradogold.com

 1 604 687 4018 or 1 888 353 8166 (toll-free)

 1 604 687 4026

 1188 Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5

FAQs

WHO CAN VOTE?

If you hold Eldorado common shares at the close of business on March 18, 2019 (the "record date"), you are entitled to receive notice and vote at our 2019 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

WHAT ARE WE VOTING ON?

We are voting on the following items of business:

- Election of directors;
- Appointment of auditors;
- Authorizing the directors to set auditor pay; and
- Approval of a non-binding advisory resolution on executive compensation.

WHAT APPROVAL IS REQUIRED?

All items of business require approval by a majority of the votes cast by shareholders.

HOW MANY SHAREHOLDERS DO YOU NEED TO REACH A QUORUM?

According to our by-laws, we need two *voting* persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As at March 18, 2019, we had a total of 158,801,722 common shares issued and outstanding.

DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF THE OUTSTANDING COMMON SHARES?

Yes. Van Eck, according to their most recent public filings, holds 19,662,965 of our common shares (12.4%) as of the record date.

We are not aware of any other shareholders who beneficially own, either directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

ARE YOU AWARE OF ANY INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS?

No. Other than as disclosed in this Circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares or anyone associated or affiliated with them who has or had during 2018 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

DO ANY OF YOUR DIRECTORS OR EXECUTIVE OFFICERS HAVE A MATERIAL INTEREST IN ANY ITEM OF BUSINESS?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2018 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors and appointing the independent auditor.

HOW WILL I RECEIVE THE MEETING MATERIALS?

Under notice-and-access, a Notice of Meeting will be mailed to registered owners of Eldorado common shares on April 1, 2019, along with a Form of Proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado's website (www.eldoradogold.com/shareholder-materials).

If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners ("OBOs") are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners ("NOBOs") are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

AM I A REGISTERED OR NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if you hold a share certificate in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

HOW DO I VOTE IF I AM A REGISTERED SHAREHOLDER?

As a registered shareholder you can vote in one of two ways:

- Attend the meeting and vote your shares in person; or
- Appoint someone else (your proxyholder) to attend the meeting and vote your shares for you.

You can vote by proxy in one of three ways:

- Complete, sign and return your form of proxy by mail in the prepaid envelope provided;
- Vote by telephone by following the instructions on your form of proxy; or
- Visit the website indicated on your proxy and follow the instructions there.

CAN I APPOINT SOMEONE OTHER THAN ELDORADO PROXYHOLDERS TO ATTEND THE MEETING AND VOTE ON MY BEHALF?

Yes, if you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want, in the space provided. Your proxyholder need not be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with our transfer agent, Computershare Trust Company of Canada ("Computershare"), upon arrival at the meeting.

HOW CAN I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions, in order to have your vote counted. You can do so in one of three ways:

- Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf;
- Have your intermediary appoint you as proxyholder to attend the meeting and vote your shares in person; or
- Have your intermediary appoint someone else to attend the meeting and vote your shares for you

You can submit your voting instruction form in one of three ways:

- Complete, sign and return your voting instruction form by mail as instructed on the form;
- Vote by telephone by following the instructions on your voting instruction form; or
- Visit the website indicated on your voting instruction form and follow the instructions there

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Kingsdale Advisors ("Kingsdale") to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to vote in person or want to appoint someone to attend on your behalf, insert your name (or the name of that other person, as appropriate) in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. When you or your nominee arrive at the meeting, register with our transfer agent, Computershare. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxy holder) if attending the meeting and voting in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer ("CEO") – or, failing him, Timothy Garvin, Executive Vice President ("EVP") and General Counsel – as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the proxy form and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor's pay

FOR approval of a non-binding advisory resolution on executive compensation

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation. If you appointed a proxyholder other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder's attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

HOW CAN I CHANGE MY VOTE?

Registered shareholders can revoke their proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, BC V6C 0A3
Attention: Georald Ingborg

You can also give your written notice to the Chair of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have submitted your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

HOW WILL THE VOTES BE PROCESSED?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting, and it is responsible for counting the votes on our behalf.

Our voting results are posted on SEDAR (www.sedar.com), under our Company profile, after the meeting.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by **3:00p.m. (Pacific time) on Tuesday, April 30, 2019,** or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

WHO IS SOLICITING MY PROXY?

Eldorado's management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Kingsdale, whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which we estimate to be approximately CDN$75,000 plus disbursements.

Any questions related to voting your shares and requests for assistance may be directed to the Proxy Solicitation Agent:
Tel: 1 877 657 5856 (toll-free within North America)
Email: contactus@kingsdaleadvisors.com
Fax: 1 866 545 5580
Outside North America, Banks and Brokers Call Collect: 1 416 867 2272

WHAT IF I HAVE FURTHER QUESTIONS ABOUT VOTING?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Tel: 1 866 313 1872 (toll-free within North America)
Fax: 1 866 249 7775 (toll-free within North America)
www.computershare.com

ADDITIONAL INFORMATION

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2018, and additional information in our AIF or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

 information@eldoradogold.com

 1 604 687 4018 or 1 888 353 8166 (toll-free)

 1 604 687 4026

 1188 Bentall 5, 550 Burrard Street,
Vancouver, BC V6C 2B5

BUSINESS OF MEETING

1. Receiving Our Financial Statements and the Auditor's Report

Both our Consolidated Financial Statements for the year ended December 31, 2018 and the auditor's report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP ("KPMG"), our independent auditor for 2018, will be at the meeting to answer any questions about the auditor's report.

2. Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that eight directors will be elected this year, based on the mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities. All eight of our eight nominated directors were elected at our 2018 annual and special meeting.

Our director nominees for 2019 are:

George Albino	**Geoffrey Handley**
George Burns	**Michael Price**
Teresa Conway	**Steven Reid**
Pamela Gibson	**John Webster**

Each of the nominee directors is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado's needs and culture; additionally, each has expressed his or her willingness to serve on the Board. Further information on each of the nominees can be found starting on page 13.

MAJORITY VOTING

The Board adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange (the "TSX") rules; it requires any nominee for election as a director who receives a majority of the votes "withheld" than votes "for" to submit his or her resignation to the Board. The Corporate Governance and Nominating Committee ("CGNC") will then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation. The Board, within 90 days of the relevant shareholder meeting, will consider the CGNC's recommendation and announce promptly the Board's decision to accept or reject the resignation offer, by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the Board where the resignation is to be considered. Absent exceptional circumstances, the Board will accept the resignation, which will become effective upon the Board's acceptance. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the Board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

ADVANCE NOTICE POLICY

In 2014, shareholders approved the adoption of a new By-Law No. 1 of the Company, which contains an advance notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (1188 Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2019 annual meeting, the required information must be sent to our Corporate Secretary by April 2, 2019. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under the Company's name.

> **We recommend that you vote FOR the election of the director nominees.**

3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor's Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor's pay for 2019.

KPMG conducts the annual audit of our financial statements and provides audit-related, tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	**2018**	**2017**	
Audit fees	USD$1,194,457	USD$928,771	Total fees for audit services
Audit-related fees	USD$64,362	USD$57,755	Majority of fees relate to French translations
Tax services	–	–	Total fees for tax advice, tax planning and tax compliance
All other services	USD$46,200	–	Human resources evaluation in Greece
Total	**USD$1,305,019**	**USD$986,526**	

> **We recommend that you vote FOR the appointment of KPMG as our auditors for the ensuing year and FOR authorizing the Board to set the auditor's pay.**

4. Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay"

In 2016, the Board approved a policy on "say on pay" and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado's executive compensation. The advisory vote provides shareholders the opportunity to advise the Board on their view on our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as "the CD&A") of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company's compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the Company's profile on the SEDAR website (www.sedar.com).

We are pleased to report that in 2018, 91% of our shareholders voted in support of our approach to executive compensation.

Year	Votes "for" (%)	Votes "against" (%)
2018	90.74	9.26

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company's executive compensation program as disclosed in the Company's Circular and the CD&A is appropriate.

> **We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.**

5. Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

ABOUT OUR DIRECTOR NOMINEES

At the meeting, shareholders will be asked to elect eight directors. All of the nominated directors are independent, with the exception of George Burns, the Company's President & CEO, and the Board committees are also comprised 100% of independent directors. The nominee directors have significant and complementary experience across multiple sectors and markets, which will help form a strong and independent Board. The Board is committed to deliberate Board renewal, and has appointed one new Board member per year since 2013. This renewal plan has resulted in an increase in key strength areas, including:

- Corporate governance
- Capital markets expertise
- Strategic planning
- Financial and operating expertise
- Board diversity
- Sustainability

Further attributes of our nominee directors include:

- None of the director nominees is considered "overboarded" by the market-leading proxy advisory firms
- There are no Board interlocking relationships among the nominee directors
- All of Eldorado's independent directors meet the equity ownership requirement
- The Chair of the Audit Committee, John Webster, and Teresa Conway are both considered to be financial experts by the SEC
- Commitment to have 30% women on the Board by 2022, as set by our Diversity Policy, which was updated in February 2019
- Adopted, and adheres to, enhanced Corporate Governance Guidelines

The following tables set forth information with respect to our proposed nominee directors. All information in the profiles is noted as of December 31, 2018.

The value of director shareholding (including deferred units ("DUs") and common shares) has been calculated at the higher of the value at issue date or fair market value at January 31 of the current year.

The total annual compensation for the independent directors includes fees, retainers and equity compensation. For further information on the compensation paid to our directors, please refer to our CD&A beginning on page 39.



Left to right: Steven Reid, Teresa Conway, Michael Price, Pamela Gibson, George Burns, George Albino, John Webster, Geoffrey Handley

GEORGE ALBINO, CHAIR



Areas of Expertise:
Finance
Investment banking
Mergers & acquisitions
Mining industry
Engineering
Geology

Education:
Ph.D., Geology, University of Western Ontario
M.S., Geology, Colorado State University
B.A.Sc., Geological Engineering, Queen's University

Independent Director since: **October 2016**
Resides: **Colorado, USA**
Age: **60**

Mr. Albino was appointed to the Board in October 2016, and appointed Chair January 1, 2018. Prior to joining Eldorado, Mr. Albino was an Equities Analyst with GMP Securities (2010–2016). He has over 35 years of experience in mining and finance, having been a highly ranked sell-side analyst covering mining (principally gold) stocks for 19 years. While an analyst, he worked for several global banks as well as Canadian independent brokerages. Prior to working for various global banks, Mr. Albino began his career as a geologist and spent 18 years working in the industry for a variety of producing and development companies in exploration, operating and corporate roles, as well as spending time in academia and as a government research geologist.

Current Occupation	Corporate director
Accreditations and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	Orla Mining Limited

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%
CGNC	5 of 5	100%
Compensation Committee	6 of 6	100%

Annual Meeting Voting Results

Year	2017	2018
For	98.66%	95.88%
Withheld	1.34%	4.12%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	–	28,986	141,176	189,000	Yes	243,000
2018 (1)	35,000	34,948	28,235	525,000	Yes	382,498

Note:
(1) 2018 securities held reported on a post-5:1 Share Consolidation basis.

GEORGE BURNS



Areas of Expertise:
Mining industry
Mining engineering
Sustainability
Mine and process operations,
  development and construction
Mergers & acquisitions

Education:
B.Sc., Mining Engineering, Montana
College of Mineral Science and Technology

Director since: **April 2017**
Resides: **British Columbia, Canada**
Age: **59**
Non-independent

Mr. Burns was elected to the Board in April 2017. He joined Eldorado on February 1, 2017. Prior to joining us, Mr. Burns was the Executive Vice President and COO at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States. Prior to that, he was Senior Vice President & COO of Centerra Gold Inc. He has over 30 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC, including Vice President of Mining, as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Current Occupation	President & CEO, Eldorado Gold Corporation
Accreditations and Memberships	SME member
	PDAC member
Other Directorships	None

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%

Annual Meeting Voting Results

Year	2017	2018
For	98.85%	97.84%
Withheld	1.15%	2.16%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement [1]	Compensation (CDN$) (base salary) [2]
2017	–	n/a	745,672	3,000,000	n/a	916,667
2018 [3]	175,490	n/a	289,133	3,000,000	n/a	1,000,000

Notes:

(1) Mr. Burns' share ownership requirement will become effective April 28, 2022.

(2) Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 64 for details of Mr. Burns' compensation.

(3) 2018 securities held reported on a post-5:1 Share Consolidation basis.

TERESA CONWAY

Areas of Expertise:	Independent Director since: **June 2018**
Finance	Resides: **British Columbia, Canada**
Accounting	Age: **60**
Energy trading and marketing	
Corporate governance/compliance	Ms. Conway was elected to the Board in June 2018. Ms. Conway is a designated Chartered Professional Accountant with over 30 years of experience, most recently holding the position of President and CEO of Powerex until 2017. Ms. Conway joined Powerex in 1993 and held various executive positions, including CFO, over the years. Previous to her experience at Powerex, Ms. Conway was with PricewaterhouseCoopers (PwC), from 1985 to 1992.
Compensation – Human resources	
Audit	
Education:	
B.B.A., Simon Fraser University	



Current Occupation	Corporate director
Accreditations and Memberships	Chartered Professional Accountants British Columbia
	Accredited Director (ICD.D)
Other Directorships	None

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	6 of 10 [1]	100%
Compensation Committee	3 of 6 [2]	100%
Audit Committee	2 of 4 [2]	100%

Annual Meeting Voting Results

Year	2017	2018
For	n/a	98.14%
Withheld	n/a	1.86%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2018 [3]	3,000	563	–	n/a	n/a [4]	66,249

Notes:

(1) Ms. Conway was elected to the Board June 21, 2018 and attended all the meetings she was eligible to attend following her appointment.

(2) Ms. Conway was appointed to the Audit and Compensation Committees on June 21, 2018. She attended all meetings she was eligible to attend subsequent to her appointment.

(3) 2018 securities held reported on a post-5:1 Share Consolidation basis.

(4) Ms. Conway's share ownership requirement will become effective June 21, 2023.

PAMELA GIBSON

Areas of Expertise:
Mining industry
Sustainability
Corporate finance
Corporate governance/compliance
Legal

Education:
LL.M., New York University
LL.B., Osgoode Hall
B.A. (with Distinction), York University

Independent Director since: **September 2014**
Resides: **London, United Kingdom**
Age: **65**

Ms. Gibson was appointed to the Board in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, including managing partner of both the London and Toronto offices and head of the European and Asian Capital Markets Group. She currently serves as Of Counsel. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, compliance and other corporate strategic matters.



Current Occupation	Of Counsel, Shearman & Sterling LLP, London
Accreditations and Memberships	Accredited Director (Acc. Dir.)
	Member, New York and Ontario Bars
Other Directorships	GasLog Partners LP

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%
CGNC	5 of 5	100%
Audit Committee	4 of 4	100%

Annual Meeting Voting Results

Year	2017	2018
For	96.95%	97.59%
Withheld	3.05%	2.41%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	–	41,573	240,629	189,000	Yes	261,000
2018 [(1)]	–	25,335	48,125	270,000	Yes	228,749

Note:

(1) 2018 securities held reported on a post-5:1 Share Consolidation basis.

GEOFFREY HANDLEY

Areas of Expertise:
Mining industry
Geology
Technical
Sustainability
Compensation, human resources
Mergers & acquisitions

Education:
B.Sc. (Hons.), James Cook University
of North Queensland

Independent Director since: **August 2006**
Resides: **New South Wales, Australia**
Age: **69**

Mr. Handley was first appointed to the Board in August 2006. Prior to his retirement, he was most recently Executive Vice President, Strategic Development with Placer Dome and has over 40 years of extensive experience in the mineral resource industry.



Current Occupation	Corporate director
Accreditations and Memberships	MAusIMM
	Accredited Director (Acc. Dir.)
Other Directorships	Endeavour Silver Corp.

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%
Compensation Committee	6 of 6	100%
Sustainability Committee	4 of 4	100%

Annual Meeting Voting Results

Year	2017	2018
For	92.70%	94.39%
Withheld	7.30%	5.61%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	10,000	101,389	118,601	189,000	Yes	258,000
2018 [1]	2,000	45,452	23,719	270,000	Yes	242,372

Note:

(1) 2018 securities held reported on a post-5:1 Share Consolidation basis.

MICHAEL PRICE



Areas of Expertise:	Independent Director since: **May 2011**
Mining engineering	Resides: **London, United Kingdom**
Sustainability	Age: **63**
Mining finance	
Mergers & acquisitions	Mr. Price was first elected to the Board in May 2011. He is a consultant and advisor in mining finance, and also London Representative of Resource Capital Funds since 2006. Previously, Mr. Price served as Managing Director, Joint Global Head of Mining and Metals of Barclays Capital. He was Managing Director, Global Head of Mining and Metals of Societe Generale from 2001 to 2003 and Executive Director, Head of Resource Banking and Metals Trading, NM Rothschild & Sons Ltd. from 1989 to 2001. From 1981 to 1988, Mr. Price held various positions, including Mining Engineer and Business & Financial Analyst for British Petroleum PLC.
Investment banking	
Education:	
B.Sc.Eng. (2.1 Hons), Mining Engineering University College Cardiff	
Ph.D., Mining Engineering, University College Cardiff	
Mine Manager's Certificate of Competency (Coal Mines, South Africa)	

Current Occupation	Corporate director
Accreditations and Memberships	MIMMM and Eur Ing (FEANI)
	Accredited Director (Acc. Dir.)
Other Directorships	Asanko Gold Corporation
	Entrée Resources Ltd.

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%
Audit Committee	4 of 4	100%
Sustainability Committee	4 of 4	100%

Annual Meeting Voting Results

Year	2017	2018
For	96.97%	96.41%
Withheld	3.03%	3.59%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	–	50,752	180,864	189,000	Yes	241,500
2018 [(1)]	–	27,171	36,172	270,000	Yes	227,499

Note:

(1) 2018 securities held reported on a post-5:1 Share Consolidation basis.

STEVEN REID

Areas of Expertise:	Independent Director since: **May 2013**
Mining industry	Resides: **Alberta, Canada**
Technical	Age: **63**
Mining engineering	
Sustainability	Mr. Reid was first elected to the Board in May 2013. Mr. Reid was previously the Executive Vice President and COO for Goldcorp Inc., from January 2007 to September 2012. He has over 40 years of experience in the mineral resource industry.
Compensation, human resources	



Education:

Trium Global Executive MBA

B.Sc., Mineral Engineering, South Australian Institute of Technology

Current Occupation	Corporate director
Accreditations and Memberships	FAUSIMM
	Member, Society of Mining Engineers of A.I.M.E. (USA)
	Accredited Director (ICD.D)
Other Directorships	SSR Mining Inc.
	Gold Fields Limited

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	10 of 10	100%
Compensation Committee	6 of 6	100%
Sustainability Committee	4 of 4	100%

Annual Meeting Voting Results

Year	2017	2018
For	93.65%	95.71%
Withheld	6.35%	4.29%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	–	123,233	127,777	189,000	Yes	255,000
2018 [(1)]	10,000	54,020	5,555	270,000	Yes	228,094

Note:

(1)   2018 securities held reported on a post-5:1 Share Consolidation basis.

JOHN WEBSTER

Areas of Expertise:
Mining industry
Accounting
Audit
Corporate finance
Mergers & acquisitions

Education:
B.A. (Hons.), University of Kent at Canterbury

Independent Director since: **January 2015**
Resides: **British Columbia, Canada**
Age: **64**

Mr. Webster was first appointed to the Board in January 2015. He spent over 30 years with PricewaterhouseCoopers LLP until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe and as leader of the firm's Mining Practice in Canada. Mr. Webster has had extensive experience as an audit partner and has provided advice to both venture clients and listed companies on large, complex transactions.



Current Occupation	Corporate director
Accreditations and Memberships	ACA
	Institute of Chartered Accountants in England and Wales
	FCPA
	FCA
	Chartered Professional Accountants British Columbia
	Accredited Director (Acc. Dir.)
	ICD.D
Other Directorships	None

Board and Committee Membership

	2018 Meeting attendance	% Meetings attended
Board of Directors	9 of 10	90%
CGNC	5 of 5	100%
Audit Committee	4 of 4	100%

Annual Meeting Voting Results

Year	2017	2018
For	98.69%	96.03%
Withheld	1.31%	3.97%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
2017	2,000	53,735	181,410	189,000	Yes	278,500
2018 [1]	2,400	33,615	36,281	270,000	Yes	229,999

Note:

(1)   2018 securities held reported on a post-5:1 Share Consolidation basis.

MEETING ATTENDANCE

Directors attended over 99% of our Board and committee meetings in 2018; and all eight directors were elected by shareholders at the 2018 annual and special meeting.

MEETING IN-CAMERA

The Board and each of the committees meet without management present (in-camera). In 2018, the Board held in-camera sessions at each of its ten scheduled meetings. The Audit and Sustainability Committees met four times, the Compensation Committee met six times, and the CGNC each met five times without management present.

2018 Board and Committee Meeting Attendance

Director	Board meeting attendance	Committee meetings			
		Audit	Compensation	CGNC	Sustainability
George Albino [(1)]	10 of 10		6 of 6	5 of 5	
George Burns	10 of 10				
Teresa Conway [(2)]	6 of 10	2 of 4	3 of 6		
Pamela Gibson [(3)]	10 of 10	4 of 4		5 of 5	
Geoffrey Handley [(1,3)]	10 of 10		6 of 6		4 of 4
Michael Price [(3)]	10 of 10	4 of 4			4 of 4
Steven Reid [(1,3)]	10 of 10		6 of 6		4 of 4
John Webster [(3)]	9 of 10	4 of 4		5 of 5	
Robert Gilmore [(4)]	4 of 10	2 of 4			2 of 4

Notes:

(1) Mr. Albino, Mr. Handley and Mr. Reid met with management four times in 2018 as members of the mineral reserves and resources review panel. According to the Board's Terms of Reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the Board.

(2) Ms. Conway was elected to the Board of Directors and appointed to the Audit and Compensation Committees on June 21, 2018. She attended all of the meetings she was eligible to attend following her appointment.

(3) The following directors served as committee Chairs in 2018:
- Mr. Webster – Chair of the Audit Committee
- Mr. Reid – Chair of the Compensation Committee
- Ms. Gibson – Chair of the CGNC
- Mr. Price – Chair of the Sustainability Committee
- Mr. Handley – Chair of the Reserve and Resource panel

(4) Mr. Gilmore did not stand for election at our 2018 AGM. He attended all the Board and committee meetings he was eligible to attend prior to the 2018 AGM.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?	Handley [1]
Bankruptcy – Has any director, within the last 10 years, ▪ Personally, or ▪ Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity): become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?	Handley [1]
Penalties and sanctions – Has any director or proposed director been subject to: (a) Any penalties or sanctions imposed by a court, securities regulatory authority or entered into a settlement agreement with any securities regulatory authority, or (b) Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, since December 31, 2000?	None

Note:

(1) Mr. Handley was a director of Mirabela Nickel Limited ("Mirabela") until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement ("PSA") that established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalization would be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement ("DOCA") in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange ("ASX") was suspended on October 9, 2013. On June 25, 2014, Mirabela reported that the DOCA had been fully effectuated, and on June 30, 2014, Mirabela's shares were reinstated for trading on the ASX.

LOANS TO DIRECTORS AND OFFICERS

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

We maintain insurance policies with regards to directors' and officers' liability. These policies have an annual limit of USD$120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$873,427 for the period November 1, 2018 to November 1, 2019. The policies have a deductible of USD$500,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

GOVERNANCE

Management and the Board of Directors recognize the value of good governance practices in its business and affairs for the benefit of our stakeholders. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX, as well as with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC. As a foreign private issuer, we follow home country practices in lieu of certain provisions of the NYSE. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website at (www.eldoradogold.com/about-us/governance).

ETHICAL BUSINESS CONDUCT

Our Code of Conduct and Business Ethics (the "Code") is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

- Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
- Protecting and properly using our corporate assets
- Keeping our corporate information confidential and providing for securities trading restrictions in appropriate circumstances
- Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
- Promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
- Complying with laws, rules and regulations
- Reporting any illegal or unethical behaviour without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

We adopted the Code in October 2004, review it annually and update it to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com), and by contacting our Corporate Secretary.

Provisions of the Code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the Board. We will publicly disclose any waiver of the Code that is granted to a director or executive officer, or any amendments to a waiver or the Code itself, within four days of it being granted. Any material departure from the Code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report, to the extent required under National Instrument 51-102.

The Board monitors compliance with the Code. Each director, officer and employee is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also carefully consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The other independent Board members will review and approve all such transactions.

WHISTLEBLOWER POLICY

As part of the Code, we adopted a "Whistleblower" Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behaviour that violates laws, government regulations or our Code.

Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint	Chair of the Audit Committee	Corporate Secretary
www.eldorado.ethicspoint.com (click "file a new report") Tel: 1 866 384 4277	**John Webster** c/o 1188 Bentall 5, 550 Burrard Street Vancouver, BC V6C 2B5 Email: auditchair@eldoradogold.com	**Karen Aram** 1188 Bentall 5, 550 Burrard Street Vancouver, BC V6C 2B5 Tel: 1 604 601 6656 Email: karena@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the Corporate Secretary. They will investigate the matter and then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee and the Corporate Secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado's internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries if someone is acting in good faith in reporting any violations of the Code to the Company.

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Anti-Corruption Compliance Policy ("ABC Policy") designed to provide guidance, training and tools to Eldorado's directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form, and it prohibits any Eldorado party from accepting any such bribery in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

INSIDER TRADING POLICY

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company's securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

ANTI-HEDGING

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy.

A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

ABOUT THE BOARD

Our Board of Directors oversees management, who are in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the *Canada Business Corporations Act* ("CBCA"), our articles and our by-laws, and any other relevant legislation and regulations governing our business.

DUTIES AND RESPONSIBILITIES

The Board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

- Assessing and monitoring internal systems for managing the risks inherent in our business
- Overseeing the establishment of our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
- Overseeing our community relations and practices and procedures on health, safety and the environment

The Board has adopted a written Terms of Reference that describes its responsibility for stewardship, including:

- Being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization
- Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
- Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
- Overseeing our succession planning, including appointing and monitoring the development of senior management
- Adopting a Communications Policy
- Overseeing our internal control and management information systems
- Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for Eldorado
- Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
- Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

WHAT WE EXPECT OF OUR DIRECTORS

When they are elected to our Board, we expect our directors to commit their time and expertise, act with integrity and be good collaborators for the benefit of the Company and its stakeholders.

They are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado's activities and building relationships with senior management.

BOARD EVALUATION AND ASSESSMENTS OF INDIVIDUAL DIRECTORS

The CGNC is responsible for the review and makes recommendations to the Board regarding the methodology of the assessment. The Board determined that the Board evaluation questionnaire will be circulated every two years for completion, and that one-on-one interviews between each director and the Board Chair will be held in alternating years.

The questionnaire is designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the Board and management. Upon completion of the written questionnaire, the CGNC tabulates the results and provides its report to the Board. The questionnaire includes the following categories:

- Board and committee compliance with their Terms of Reference
- The Board's relationship with management
- Disclosure and corporate governance

- Director accreditation and continuing education
- Board and committee meetings operation and effectiveness
- Time commitment of independent directors
- Independent director share ownership
- Succession planning
- Overall comments

As part of our evaluation process one-on-one interviews between the Board Chair and each of the directors were held. The Board Chair was interviewed by the Chair of the CGNC. Questions were open-ended and thus provided the directors with an opportunity to elaborate on their responses.

Confidential responses were analyzed and summarized by the Chair of the Board for review by the CGNC and to make recommendations for any suggested improvements. The CGNC recommended suggested improvements to the Board for approval. The CGNC will monitor, on an ongoing basis, the implementation of the suggested improvements and report to the Board.

In 2019 the Board will engage a third-party advisor to conduct an independent evaluation of the Board and its committees.

POSITION DESCRIPTIONS

The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board's Terms of Reference are attached in Schedule A. Terms of Reference for the Board, together with those of the Chair of the Board and of our four standing Board committees are available on our website (www.eldoradogold.com), or by contacting the Corporate Secretary.

DIRECTOR INDEPENDENCE

The Board considers a director *independent* if he or she has no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by Institutional Shareholder Services ("ISS").

The CGNC considers the relationship of the Company to each of the directors and has determined that seven of the eight nominee directors are independent (see page 31 for "Independence review of long-standing directors (10-plus years)"). Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position of President & CEO.

INDEPENDENT CHAIR AND BOARD COMMITTEES

The Chair of the Board is independent. Our four standing Board committees consist entirely of independent directors.

DIRECTOR SUCCESSION

The CGNC is responsible for identifying and recommending director candidates for election to the Board at each Annual Meeting, or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise, as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a skills matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company's affairs. This skills matrix is updated regularly, reviewed annually and used as a reference tool for continual assessment. The current skills matrix for our nominee directors is detailed on the next page.

DIRECTOR NOMINEE SKILLS MATRIX

	Relevant industry skills				General business skills						
Name	Mining industry	Sustainability	Engineering	Geology	Accounting	Compensation human resources	Corporate governance/ compliance	Finance	Investment banking	Legal	M&A
George Albino	✓		✓	✓		✓		✓	✓		✓
George Burns	✓	✓	✓								✓
Teresa Conway					✓	✓	✓	✓			
Pamela Gibson	✓	✓				✓	✓			✓	
Geoffrey Handley	✓	✓		✓		✓					✓
Michael Price	✓	✓	✓					✓	✓		✓
Steven Reid	✓	✓	✓			✓					
John Webster	✓				✓			✓			✓

The CGNC sets aside time at regularly scheduled meetings to discuss the Board's current mix of skills, experience and competencies, to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board. Directors are asked to recommend individuals they consider candidates for election to the Board who meet the established criteria, and who have sufficient time available to devote to Eldorado's affairs (see page 31 for information on overboarding). We will also use outside search firms, as appropriate, to identify director candidates. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process.

Based on these discussions and input from the competency matrix, the CGNC then proposes a slate of director candidates that is reviewed and approved by the Board.

The chart below summarizes our annual review process undertaken in nominating director candidates.



Review	Assess	Identify	Nominate
Corporate objectives and goals Where are we as a Company?	Review current Board's mix of skills, experience and competencies for potential gaps	Skills, experience and competency areas that need development	Propose new director candidates based on review

During 2018, the CGNC and the Board completed a detailed review of the composition of the Board. Various considerations were taken into account during the review process, including strengthening the expertise of the Board in key areas, succession planning, Board diversity and continuity of the Board. The extensive review process resulted in the nomination, and election by shareholders, of Ms. Teresa Conway at our 2018 Annual and Special Meeting.

BOARD RENEWAL AND IMPACT ON TENURE

Since 2013, we have added one new director per year. Six of our eight directors (as noted below) have been elected or appointed within the last six years.

- Steven Reid, in May 2013
- Pamela Gibson, in September 2014
- John Webster, in January 2015
- George Albino, in October 2016
- George Burns, in April 2017
- Teresa Conway, in June 2018

Since 2017, four of our long-standing directors have stepped down from the Board:

- Ross Cory, in April 2017, after 14 years of service on the Board
- Paul Wright, in December 2017, after 18 years of service on the Board
- Jonathan Rubenstein, in January 2018, after nine years of service on the Board
- Robert Gilmore, in June 2018, after 15 years of service on the Board

The current average tenure of our independent directors is 5.7 years. Over 70% of independent directors have tenure of under six years, as illustrated below.



Independent Director Tenure 2019
- Under 6 years
- Over 6 years

2018 GOVERNANCE INITIATIVES

We undertook a review of our corporate governance policies and procedures and adopted a number of initiatives in 2018. These are reflected in two new key policies: our Diversity Policy and Corporate Governance Guidelines (copies of which can be found at www.eldoradogold.com). Our enhanced governance initiatives, discussed in more detail below, address the following:

- Board and senior management diversity
- "Overboarding" (i.e. serving on other boards)
- Term limits
- Independence review of long-standing directors (10-plus years)
- Retirement age

DIVERSITY

At Eldorado, we believe the diversity of our team is important. We embrace diversity and recognize and leverage the value of diversity for our shareholders, employees and the communities where we operate. In 2018, the Board adopted a formal diversity policy to strengthen the representation of diverse members on the Board as well as senior management. The policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the CGNC considers diversity, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.

The Board is responsible for establishing measurable objectives for achieving gender diversity and assessing on an annual basis the Company's achievement against its gender diversity objectives, including the representation of women in the organization. In 2018, Eldorado became a member of 30% Club Canada, which is an organization that aims to achieve better gender balance at the board level, as well as at senior management levels. As a member of the 30% Club, Eldorado has a goal to have women represent 30% of our Board and senior management by the end of 2022. Each year, as part of its assessment of the Company's corporate governance practices and succession planning, the CGNC shall review and report to the Board on the number of women on the Board and in senior management positions, and specifically consider opportunities for increasing diversity – in particular, gender diversity.

We consider diversity when identifying and assessing candidates for director and senior management positions. Eldorado strives to include female candidates for all key position openings and considers the representation of women in making appointments, including for executive officer roles. Search firms engaged to assist in identifying candidates for appointment to Board or senior management are directed to include diverse candidates generally, and remove any demographic-related information about a candidate that can lead to bias.

However, in all cases decisions on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the opportunities available for women will be beneficial for all employees and increase diversity more broadly at Eldorado globally.

Below is a summary of the number of women on our Board and in senior management positions with the Company, as well as our diversity targets.

Board of Directors

	Number of women	Total members	% of Women	% Change	Target
2017	1	8	12.5	2.5	
2018	2	8	25	12.5	30% by 2022
2019	2	8	25	–	

Senior Management, including Named Executives and Vice Presidents

	Number of women	Total members	% of Women	% Change	Target
2017	4	14	28.5	2.4	
2018	2	14	14	(14.5)	30% by 2022
2019	3	15	20	6	

Note:

During 2018, we had two long-standing women executives leave the Company. At the end of February 2018, Ms. Dawn Moss, EVP Administration, retired from the Company. At the end of April 2018, Ms. Fabiana Chubbs, CFO, departed the Company.

"OVERBOARDING": SERVING ON OTHER BOARDS

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 14 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director is notified of the assessment results.

Directors are considered "overboarded" if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director's service on other non-public company boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

i)   No director may serve on more than four public company boards (including the Company's Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company's Audit Committee)

ii) No director who serves in the position of CEO, or an equivalent position, at a public company may serve on more than two public company boards (including the board of the company where he or she serves as CEO)

Further, any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination and written approval that the member is able to effectively serve on the Company's Audit Committee. This determination will be disclosed in the Company's Management Proxy Circular.

None of our directors is considered overboarded.

TERM LIMITS

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company's history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through the evaluation and nominating process described in our Corporate Governance Guidelines and our Diversity Policy.

INDEPENDENCE REVIEW OF LONG-STANDING DIRECTORS (10-PLUS YEARS)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director's continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company's Circular.

One of our nominee directors, Mr. Geoffrey Handley, has served on our Board for over 10 years. In accordance with our Corporate Governance Guidelines, the Board undertook a review to make a determination on his continued independent status. Mr. Handley continues to meet the independence requirements under the applicable TSX and NYSE criteria.

Over time, overlap and interaction with management can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus; this may prevent independent directors from critically challenging management. The Board noted that while Mr. Handley has 10-plus years tenure, he was not appointed during the tenure of the current CEO and that senior management have changed substantially in the past year.

The Board also considered other factors, including the relevance of Mr. Handley's extensive geology and technical mining expertise and his experience across a broad range of corporate transactions, which enable him to critically assess and challenge management and the Board in these key areas. As a result, the Board has determined that it considers Mr. Handley an independent director.

RETIREMENT AGE

Our Board has established a retirement threshold for directors, of the end of the Annual Meeting following their 73rd birthday. The Board, however, has discretion on extending a director's retirement age, if it considers that such an extension is in the best interests of the Company.

None of our directors has reached the retirement age.

ORIENTATION AND CONTINUING EDUCATION

Our orientation process familiarizes new directors with our business, including the role of senior management, our exploration, development and operation activities, the role of the Board and Board committees and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations, development and exploration projects first-hand.

We introduced a director accreditation program in early 2011, as part of our continuing education program. The program was developed with the Institute of Chartered Secretaries and Administrators ("ICSA") to supplement the Board's finance, business and industry experience, and it focuses on critical areas of governance like strategy and risk management. Our independent directors have received the Director Accreditation designation (Acc. Dir.) or Institute of Corporate Directors (ICD.D) designation. Directors maintain their designations by attending educational sessions on topics of interest or concern to directors, as organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the Company. Newly elected directors may attend the ICSA director accreditation program at Eldorado's expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

During 2018 we held one director education session on General Data Protection Regulation ("GDPR"), which was attended by all directors.

SITE VISITS

Our directors routinely visit Eldorado's operations. In November 2018, the directors toured our assets in Greece and Turkey. During their visit to Greece they toured Olympias, Kokkinolakkas, Madem Lakkos, Stratoni and Skouries. While in Greece and Turkey, the directors also received an environmental and community relations update. In Turkey our directors toured Kışladağ and Efemçukuru.

The independent directors also had opportunities to meet with senior operating personnel at each site separately from corporate executives.

At each of the quarterly meetings of the Board, directors receive an in-depth report and presentation on each of our business units and meet with selected regional management.

EXECUTIVE SUCCESSION PLANNING

Our Board held several executive in-camera sessions with the CEO in 2018 to discuss succession planning for the executive management team. The Board continually reviews succession development planning for the CEO and senior executives. In addition, the Company has in place a development and succession plan for senior positions, which is reviewed regularly by the CEO.

INDEPENDENT ADVICE

The Board Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carrying out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

CONFLICTS OF INTEREST

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

EQUITY (SHARE) OWNERSHIP

The Board believes share ownership is important, because it aligns the interests of our directors and executive officers with the Company's interests and those of our shareholders.

In 2018 the Board changed the minimum equity ownership requirement to three times the annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. As of 2018, stock options are no longer granted to directors.

Our President & CEO is mandated to own at least three times his or her annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2018 equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Further, at our 2018 Annual Meeting, shareholders approved an Amended Stock Option Plan, which combined the Employee Plan, and the Officers and Directors Plan to form a new plan, the Amended and Restated Officer, Employee and Consultant Plan.

STRATEGIC PLANNING

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado's strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan, developed by management, in detail, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management's progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are:

- Consistent with strategic goals
- Reflective of the corporate culture of our business
- In alignment with our Company's risk tolerance

STRATEGIC PLANNING PROCESS



Review and approve annual budget and five-year plan

Review performance against strategic and operating goals on a quarterly basis

Ongoing review of strategic plan and revision on an as-needed basis

RISK MANAGEMENT

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart below.

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate office. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the "Risk Factors" sections of our most recent AIF and MD&A.


Audit Committee
oversees financial reporting, internal controls and related financial matters
CGNC
oversees governance program, complicance policies and procedures, and director succession
Board
oversees overall risks
Compensation Committee
oversees compensation and succession
Sustainability Committee
oversees community, security, human rights, environment, health and safety

SHAREHOLDER ENGAGEMENT AND HOW TO COMMUNICATE WITH THE BOARD AND MANAGEMENT

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company's shareholders, and it values their input and insights. This includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.

We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company's shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary
Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC
Canada V6C 2B5

Please mark the envelope **Private and Confidential**.

Or via our website at (www.eldoradogold.com/contact-us/board-of-directors).

Illustrated in the graphics below are the ways in which we communicate with our shareholders, and the topics for discussion.



Eldorado Shareholder Engagement
Year in Review Report
Annual Report
Proxy Circular
Annual Information Form
Quarterly MD&A
Meetings (in-person & telephone)
Quarterly conference calls
Website
Social media platforms

Topics for Engagement
Board structure, composition, and performance
CEO performance
Overall Company performance
Executive compensation
Corporate governance practices and disclosures
Board oversight of accounting, auditing and internal controls
Succession planning process for CEO and Board
Long-term corporate strategy

In May 2018, the Chair of the Board, and Chairs of the Compensation Committee and the CGNC met with several of our key shareholders representing approximately 41% of our share ownership, in person (32.5%) and by telephone (8.5%), to discuss Eldorado's overall corporate strategy and its link to our compensation practices, as well as our enhanced governance structure and practices.

In 2018, the Chair of the Board and Chairs of the Compensation Committee and CGNC met with shareholders representing 41% of our share ownership.

Throughout 2018, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.

For further information on 2018 shareholder engagement, please refer to page 48.

Shareholders can contact the Board through email to the Corporate Secretary (karena@eldoradogold.com) to request meetings with members of the Board.

SHAREHOLDER PROPOSALS

If you want to submit a shareholder proposal to be presented at our 2020 Annual General Meeting, it must be sent to our Corporate Secretary by January 1, 2020 for it to be considered for inclusion in our 2020 Management Proxy Circular. We did not receive any shareholder proposals for this year's meeting.

BOARD COMMITTEES

The Board carries out its mandate directly or through its committees. As a commitment to Board renewal, in 2018 we nominated one new director, and one long-standing director of 15 years did not stand for re-election.

Changes to the Compensation Committee, effective June 2018:

- Teresa Conway appointed

Changes to the Sustainability Committee, effective June 2018:

- Decreased from four to three members following the retirement of Robert Gilmore

Changes to the Audit Committee, effective June 2018:

- Teresa Conway replaced Robert Gilmore

In 2018, we had four standing committees, which fully comprise independent directors:



From time to time, the Board may appoint special committees to the Board if warranted by Eldorado's current business activities.

The President & CEO does not participate in making appointments to the committees of the Board.

AUDIT COMMITTEE: 100% INDEPENDENT

- John Webster, Chair
- Pamela Gibson
- Teresa Conway
- Michael Price

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are "audit committee financial experts," as defined by the SEC. See Mr. Webster's and Ms. Conway's director profiles on pages 21 and 16, respectively, for information on their qualifications as financial experts.

The Audit Committee is responsible for:

- Overseeing financial reporting, internal controls, the audit process, and our public disclosure documents relating to financial statements, as well as our Code of Conduct and Business Ethics
- Recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation
- Pre-approving audit, audit-related and tax services to be provided by the external auditor
- Reviewing our hiring policies for former employees of an external auditor to an audit or finance role
- Reviewing the terms of engagement for the external auditor



Left to right: Teresa Conway, John Webster, Pamela Gibson, Michael Price

Audit Partner Rotation
In accordance with best practices and Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019 following a comprehensive review of our auditors in 2018.

Pre-Approval of Audit Services
In 2005, the Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The Terms of Reference for the Audit Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

SUSTAINABILITY COMMITTEE: 100% INDEPENDENT

- Michael Price, Chair
- Geoffrey Handley
- Steven Reid



Left to right: Geoffrey Handley, Michael Price, Steven Reid

The Sustainability Committee was established to advise and make recommendations, in its oversight role, to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

- Reviewing our annual sustainability report prior to its issuance
- Overseeing the establishment and periodic review of corporate environmental, health and safety and human rights policies
- Reviewing and monitoring our environmental, health and safety programs and procedures
- Monitoring management's environmental and health and safety risk assessments, risk related to sustainability and impact evaluation procedures
- Monitoring management's performance regarding environmental, health and safety, and social and human rights initiatives with respect to employees, communities and other stakeholders
- Monitoring and reporting to the Board on management's procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents

Highlights from 2018 Include:

- **Zero fatalities:** Everyone should be able to return home from work safely. Keeping a constant focus on safety helps us achieve this goal.
- **Reduction in LTIFR by 21%:** We exceeded our goal of reducing our LTIFR by 10% from the previous year.
- **Zero significant environmental spills:** We adhere to international standards for the transportation and storage of materials, and continually monitor our facilities to mitigate environmental risks.

- **Implementation of Eldorado's *Golden Rules* Handbook:** As part of every worker's mandatory personal protective equipment, the *Golden Rules* Handbook provides immediate access to health and safety practices and procedures.
- **Improved Skouries design:** From previous paste tailings design to best practices of dry-stack tailings, reducing the project footprint by 40%, increasing the amount of water recycled through the processing plant, enabling more efficient land reclamation and reducing risk substantially.

The Terms of Reference for the Sustainability Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE (CGNC): 100% INDEPENDENT

- Pamela Gibson, Chair
- George Albino
- John Webster



Left to right: George Albino, Pamela Gibson, John Webster

Our governance systems provide mechanisms for the evaluation and effective management of our operations, personnel, risks and relationships. We invest in developing our leadership, policies, systems and engagement practices to meet stakeholders' expectations of being a trusted operator.

We believe in clear and comprehensive disclosure and open communication with all of our stakeholders.

In 2018, the Board adopted a set of Corporate Governance Guidelines, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

For more information on the roles and responsibilities of the CGNC, refer to pages 27–32.

The Terms of Reference for the CGNC can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

COMPENSATION COMMITTEE: 100% INDEPENDENT

- Steven Reid, Chair
- George Albino
- Geoffrey Handley
- Teresa Conway



Left to right: Geoffrey Handley, George Albino, Steven Reid, Teresa Conway

The Compensation Committee is responsible for developing our director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado's talent and workforce needs. It is responsible for reviewing these policies annually and recommending that the Board adopt any changes as appropriate, reviewing and approving the terms of employment and performance objectives for the named executive officers ("NEOs"), and assessing the performance of the President & CEO. The Terms of Reference for the Compensation Committee can be found on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Independent decision-making, the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation are critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation Committee has extensive experience with compensation matters, and not limited to public companies. The following are members of compensation committees for other publicly listed companies, as noted below.

Member	Company	Position
Steven Reid	SSR Mining Inc.	Compensation Committee, Chair
	Gold Fields Limited	Remuneration Committee, Chair
Geoffrey Handley	Endeavour Silver Corp.	Compensation Committee, Member

Ms. Conway and Mr. Albino do not currently sit on any other public company compensation committees. However Ms. Conway does have extensive experience dealing with compensation matters in the private sector, including experience on the HR committee of a financial institution and a national engineering company, and Mr. Albino has five years of experience sitting on the compensation committee of a private company with ~$100M in annual revenues.

None of the NEOs has served on the compensation committee or board of another company whose executive officers are members of this committee or our Board.

In 2018, the committee undertook a review of executive compensation in response to changing market conditions, and feedback from shareholders. For a detailed review of the executive compensation practices and factors considered by the Compensation Committee, see the CD&A starting on page 39 of this Circular.

The committee has reviewed the compensation disclosure in this Circular and believes its compensation recommendations are appropriate and in the best interests of the Company and its business activities.

STATEMENT OF EXECUTIVE COMPENSATION

This section of the Circular discusses the components of our executive and director compensation programs, as well as the compensation decisions made over the past year for the following NEOs mentioned throughout this Circular.

George Burns	President & CEO
Philip Yee [1]	Executive VP & Chief Financial Officer
Paul Skayman	Chief Operating Officer
Jason Cho	Executive VP, Strategy & Corporate Development
David Bickford	VP and General Manager, Turkey
Charles Parker [2]	Interim Chief Financial Officer
Fabiana Chubbs [3]	Former Chief Financial Officer

Notes:

(1) Appointed September 24, 2018.

(2) Interim Chief Financial Officer, from May 1, 2018 through September 24, 2018.

(3) Departed April 30, 2018.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A) TABLE OF CONTENTS

[THIS PAGE IS INTENTIONALLY BLANK]

COMPENSATION HIGHLIGHTS



Revised Clawback Policy
see page 47



2019 NEO base salaries frozen at 2017 levels
see page 51





The President & CEO's objectives are the Company's objectives
see page 54

2019 STIP objectives aligned with key business drivers
see page 52





Director compensation now on an annual fixed fee, rather than per meeting
see page 72





Reduced total compensation for directors
see page 72



LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

During 2018 we further enhanced the significant compensation changes made to our compensation framework and programs in 2017, including a better alignment with a more representative peer group with lower compensation levels than in prior years.

Specifically we have:

- Held 2019 base salary levels for named executive officers at 2017 levels;
- Used discretion to reduce both the 2018 Corporate Short-Term Incentive Plan ("STIP") achievement outcome by 10% and the award of Long-Term Incentive Plan ("LTIP") equity incentives by 40% and 20% from target for the CEO and NEOs, respectively;
- Broadened our Clawback Policy to apply to all incentive compensation;
- Completed an independent risk assessment of our overall compensation system, which found no material risks;
- Eliminated director meeting fees and instituted an annual fixed-fee arrangement which has again reduced the overall level of director compensation; and
- Investigated the application of a second vesting criterion for our PSU Plan, including researching more financial and return-based metrics. This work is continuing into 2019 to ensure that we fully understand the implications before any potential implementation.

Further information about these changes can be found in the body of this Circular.

Our overall compensation framework is now more conventional when assessed against our peers and during the year was assessed for risk by our independent compensation consultants. I am pleased to report that they did not identify any policies or procedures which would encourage adverse risk-taking behaviour or lead to a materially adverse effect on the Company.

The Board and Committee are very aware of the importance of pay-for-performance and have been progressively enhancing our policies and procedures to better reflect this alignment. As a result, we have adopted a peer group of like-sized companies with correspondingly lower compensation.

The Board established a set of corporate objectives for 2018 which included four primary categories:

- Ensuring that the Company's financial position and capital structure were consistent with our business plan and capital requirements;
- Delivering our operational plans;
- Ensuring growth and value creation; and
- Maintaining a high standard of safety, sustainability and governance.

We made solid progress against several of these objectives in 2018, including the first gold poured at Lamaque, consolidated production above guidance, extensive technical work to deal with the future of Kışladağ, heightening overall safety awareness and enhancing our corporate governance structure. In other areas tangible progress was less evident. Moreover, when reviewing the Company's share price performance during 2018, the Compensation Committee recommended to the Board that overall compensation be awarded accordingly. As a result:

- Base salary levels for the corporate executive team were held at 2017 levels for the 2019 year;
- The Committee used its discretion to reduce the 2018 STIP corporate performance by 10% to 86%; and
- The Committee also used its discretion to reduce the 2018 LTIP awards (granted in early 2019) by between 20% and 40% from target for the NEOs and CEO, respectively.

The retention of what is effectively a new executive team throughout this pivotal, high-priority time for the Company has also been a consideration of the Board and Committee in setting the executive compensation levels.

In addition to the decisions we have made on executive compensation, the structure of our pay programs – with the emphasis on at-risk pay elements, particularly long-term equity compensation – directly aligns the executive with the shareholder experience as illustrated below. For grants made in 2017 and 2018 to the President & CEO, the current realizable value represents only 22% of the grant date value.

CEO Equity Compensation
Grant Value vs. Realizable Value
(as of Dec. 31, 2018)


6,000
5,000
4,000
3,000
2,000
1,000
CDN$ Thousands
CDN$5.05M
CDN$1.12M
Grant Value
Realizable Value
RSUs
PSUs
Options

Represents grants made in 2017 and 2018 (including inducement awards). Realizable PSU value reflects the target number of PSUs granted.

LOOKING FORWARD IN 2019

The Board and Compensation Committee have been actively engaging with our shareholders. During 2018 we met with shareholders representing more than 40% of our Company and discussed their concerns, received their feedback and have continued to enhance our compensation programs accordingly.

We believe we are making significant progress in evolving our compensation framework and programs to more closely align compensation with shareholder experience, while ensuring they are appropriately rewarded for their successes in measurably advancing the Company. We look forward to continuing this approach in 2019.

Thank you for taking the time to read and consider the enclosed information.



"Steven Reid"

Steven Reid
Chair, Compensation Committee

COMPENSATION PHILOSOPHY AND OBJECTIVES

Creating long-term value for our shareholders while delivering solid financial and operational performance year after year demands an exceptional executive leadership team with substantial knowledge, experience and agility.

Our approach to compensation aims to:

- Attract, motivate and retain high-calibre individuals to act in the best interests of Eldorado
- Motivate executives to deliver high performance while encouraging appropriate risk-taking and risk management
- Align executives' interests with those of our shareholders by balancing rewards that recognize short-term results and incentivize long-term value creation
- Maintain a corporate culture that incorporates a sensibly sized executive team that fosters efficient management

When determining compensation levels for the NEOs, we consider the:

- Need to offer competitive compensation programs
- Executive's tenure, performance and breadth of experience
- Executive's current responsibilities and expected future contributions
- Overall economic environment and market conditions within the industry
- Internal compensation alignment
- Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.

> **Eldorado is committed to balancing the need to attract and retain the best leaders to execute its business strategies while maintaining fair and reasonable compensation programs.**

> **We take a long-term view in building value for our shareholders.**

PAY FOR PERFORMANCE

We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align our executives' interests with the interests of our shareholders. This means executive compensation is weighted heavily towards variable, "at-risk" incentive compensation that is tied to short, medium and long-term performance, as shown below.

- A large portion of our compensation is long-term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
- We incentivize short-term results that drive both near-term and long-term value creation
- Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives



PEER GROUP SELECTION

We benchmark executive compensation against a peer group of other mining companies to stay competitive and to determine retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

We believe our peer group is representative of Eldorado's current market positioning and our expectation that the Company will grow as its business plan is executed.

2018 PEER GROUP

Alacer Gold	Endeavour Mining Corporation	SSR Mining Inc.
Alamos Gold Inc.	First Majestic Silver Corp.	Tahoe Resources Inc.
B2Gold Corp.	IAMGOLD Corporation	Torex Gold Resources Inc.
Capstone Mining Corp.	New Gold Inc.	
Centerra Gold Inc.	Pan American Silver Corp.	
Detour Gold Corporation	SEMAFO Inc.	

Our 2018 peer group has remained unchanged from our 2017 peer group, which was re-developed at that time to better reflect our current market positioning based on the following criteria:

- North American-listed gold companies (with select metals and mining companies, as appropriate)
- Complexity of operations (e.g. international operations, complex jurisdictions, multiple mine sites)
- Comparable size and similar operating characteristics

		2018 Peer group	
	Revenue FY2018 USD millions	Assets FY2018 USD millions	Market cap (12/31/18) USD millions
75th Percentile	784	2,848	1,717
50th Percentile	605	1,937	1,254
25th Percentile	416	1,336	704
Eldorado	**459**	**4,629**	**464**
Percentile rank	**39P**	**Highest**	**14P**

In making compensation decisions, we consider the compensation levels at the peer group companies, as well as our ongoing contractual obligations and our need to attract and retain the right leaders to deliver on our business plan. Over the past couple of years, we have taken the opportunity to adjust our executive compensation pay structure:

- Reduced the short-term incentive target for the President & CEO from 200% of salary (prior CEO) to 100% of salary
- Reduced short-term incentive targets for new EVPs from 100% of salary to 80% of salary
- Removed the additional leverage in the Long-Term Incentive Plan by setting long-term incentive ("LTI") targets as a percent of salary rather than a percent of salary plus actual bonus, essentially reducing the targets from 300% to 225% of salary for the President & CEO and from 200% to 175% of salary for the EVPs
- Further reduced the LTI targets in 2018 to 220% of salary for the President & CEO and 150% of salary for the EVPs (note that the committee has applied discretion in the past two years to grant less than the target amount to recognize the shareholder experience)
- Introduced a Defined Contribution ("DC") Pension Plan for new executives to replace the Defined Benefit ("DB") Plan (only one active employee remains in the DB Plan)

Overall, the target total direct compensation for the current President & CEO is 11% less than the prior CEO, and for the new CFO is 15% less than the prior CFO.

MANAGING COMPENSATION RISK

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.

Eldorado's risk management process includes:

- Identifying and categorizing risks
- Evaluating risks individually for the likelihood of occurrence and the severity if the risk were to occur
- Evaluating the interconnectivity of the risks in aggregate
- Designing and developing strategies and additional controls to mitigate identified risks
- Identifying an acceptable level of risk that will foster long-term shareholder growth
- Assessing effectiveness of controls and risk-measurement and management strategies

As part of their responsibilities associated with risk oversight, in 2018, the Compensation Committee engaged Willis Towers Watson ("WTW") to provide a compensation risk assessment. The objectives of the review included:

- Documenting the extent of roles and responsibilities in risk management oversight of compensation policies and practices
- Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
- Identifying any risk arising from the existing executive compensation policies and practices, incentive goals and variable pay plans that are likely to have a material adverse effect on the organization

Based on a review of that report, the Compensation Committee concluded that there are no significant risks arising from Eldorado's executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

What We Do	Pages
✓ **Balanced compensation programs:** balance between short-term and long-term compensation discourages short-term risk-taking at the expense of long-term results.	50
✓ **Focus on the long term:** a greater award opportunity derived from LTIs compared to short-term incentives, creating greater focus on sustained Company performance over time.	58
✓ **Mix of sufficiently challenging performance measures:** used in the STIP to provide a balanced performance focus.	54–55
✓ **Use of maximums/caps** in the STIP and PSU Plan.	52 & 59
✓ **Clawback Policy:** allows the Board to recoup short and long-term incentive compensation in the event an NEO is engaged in fraud, willful misconduct or gross negligence, resulting in the need for a material restatement of the Company's financial results.	47
✓ **Link pay to performance:** a significant portion of executive compensation is subject to the achievement of set performance criteria and is at risk.	44
✓ **Significant share ownership requirements:** the NEOs are required to hold a multiple of their base salaries in Eldorado equity (includes common shares and RSUs).	47
✓ **Double-trigger change of control:** severance payments are not awarded and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required.	68
✓ **Maximum severance payout** following a change of control is two times the executive's base salary and bonus paid in the last 12 months.	69
✓ **Independent compensation consultants** are engaged by the Compensation Committee to provide independent advice.	49

What We Don't Do		Pages
✗	No loans provided to executives.	23
✗	No guaranteed minimum payouts on short-term incentives or guaranteed vesting levels for PSUs.	52 & 59
✗	No option repricing.	–
✗	No gross-up payments to cover personal income taxes that pertain to executive or severance benefits.	69
✗	No excessive perquisites for executives.	63
✗	No hedging by insiders.	25

CLAWBACK POLICY

Eldorado introduced an Executive Compensation Recovery Policy (the "Clawback Policy"), effective January 1, 2016, enabling the Board to recover performance-based compensation, within 12 months of a material restatement, from an NEO or other officer of the Company that engaged in fraud, willful misconduct or gross negligence and which resulted in the need for a material restatement of the Company's financial results, where the error resulted in the overpayment of incentive compensation. In 2018, the Board amended the Clawback Policy to recover any incentive-based compensation, whether paid in cash or in equity, within the three-year period preceding the date on which the Company is required to prepare the accounting restatement. We will continue to adjust this policy in accordance with applicable laws and regulations.

EXECUTIVE EQUITY OWNERSHIP

The President & CEO is required to own at least three times annual base salary, and other executive officers at least two times annual base salary, in Eldorado equity, including common shares and vested or unvested RSUs. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at January 31 of the current year. Equity ownership must be achieved by December 31, 2018 or within five years of appointment.

> **We believe our executives should have a stake in the future growth of Eldorado and that their interests should be directly aligned with our shareholders.**

The table below summarizes the equity holdings of our NEOs as of December 31, 2018. All securities are reported on a post-5:1 Share Consolidation basis.

Executive Officers	Base salary (CDN$)	Common shares [1]	RSUs [2]	Total equity holdings [3]	Multiple of salary [4]	Achieved	Date equity-holding requirements to be met
George Burns	1,000,000	175,490	98,417	273,907	2.36	New in role	April 28, 2022
Philip Yee	500,000	50,000	–	50,000	0.65	New in role	Sept 24, 2023
Paul Skayman	540,000	41,445	54,536	95,981	3.11	✓	Dec 31, 2018
Jason Cho	465,000	14,474	31,694	46,168	1.17	New in role	Nov 1, 2022
David Bickford	Not applicable: Executive equity ownership applies to those in roles of EVPs and above.						

Notes:

(1) Outstanding common shares as of December 31, 2018.

(2) Vested and unvested RSUs as of December 31, 2018.

(3) Total units of common shares and RSUs.

(4) Based on the higher of the value at acquisition date or fair market value at January 31, 2019 (CDN$4.92), and base salaries at December 31, 2018.

DETERMINING COMPENSATION



Left to right: Geoffrey Handley, George Albino, Steven Reid, Teresa Conway

> **The Compensation Committee is responsible for the oversight of all compensation programs, and it takes this responsibility very seriously.**

ROLE OF THE COMPENSATION COMMITTEE

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies, to assess:

- The competitiveness of compensation for directors and executives
- Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
- Appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders
- The overall compensation packages for our senior executives and whether the components are applied appropriately

Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team, as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs.

The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.

In 2018, in addition to executing our regular annual and charter appointed duties, the Compensation Committee along with management communicated with our shareholders on executive compensation matters. The following is a summary of our activities.

Period	Action
May 2018	The Chair, George Albino, and other Board members, specifically the Chairs of the CGNC and Compensation Committee, Steven Reid and Pamela Gibson, met with the corporate governance arms of some of our institutional shareholders representing 41% of our shareholder base to discuss governance matters including compensation matters. The majority of these meetings were held in person, with ~9% of the meetings held by telephone.
November 2017	Management met with and solicited feedback from the Company's key shareholders (i.e. those representing 40% of our shareholder base at the time), on business strategy and executive compensation.

ROLE OF THE PRESIDENT & CEO

Eldorado's President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to:

- Annual business goals and objectives for the short and long-term incentive programs
- Base salary adjustments and short and long-term incentive targets and actual awards for Eldorado's NEOs and other officers
- Company-wide equity-based compensation for senior managers
- Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend his or her own compensation.

ROLE OF INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committee engages independent compensation consultants who provide no other work for the Company to advise on executive and director compensation matters.

Beginning in 2016, the Company retained WTW in connection with the review and update of its executive and director compensation program. In 2018, WTW presented Eldorado with market data on executive competitiveness, commented on various incentive design and governance related trends including PSU performance metrics, and supported the Committee in conducting a compensation program risk assessment.

The Compensation Committee engaged Morneau Shepell (previously Leong and Associates, which was acquired by Morneau Shepell) beginning in 2007 to provide actuarial services and to advise on the design and structure of Eldorado's Pension Plan. Morneau Shepell also provided advisory services to the participants in the Pension Plan.

The Compensation Committee considered the data and advice of its advisors, as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2018 and 2017, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers.

Compensation advisor	2018 (CDN$)	2017 (CDN$)
Willis Towers Watson	138,595	95,895
Morneau Shepell	350,094	250,907

No fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates.

COMPENSATION COMPONENTS & 2018 COMPENSATION DECISIONS

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado's compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

Eldorado targets the 50th percentile of our peer group on the compensation elements that are shown below.

SUMMARY OF COMPENSATION COMPONENTS

		FIXED	VARIABLE					FIXED
COMPONENTS		CASH			EQUITY			OTHER
		Salary	Short-Term Incentive Plan (STIP)		Long-Term Incentive Plan (LTIP)			Other
PURPOSE		Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive value		Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years			Invests in executive health and well-being and provides an important source of income at retirement and is a retention tool
DETAIL	Make-up		Corporate Objectives	Individual Objectives	PSUs	RSUs	Options	DC Pension
	Weighting		CEO: 100% NEOs: 70%	0% 30%	50%	25%	25%	▪ 10–15% ▪ Vesting Period
	Target Amount		CEO: 100% of Salary NEOs: 50–100% of Salary		CEO: 220% of Salary NEOs: 100–150% of Salary			
	Outcomes		0–2X Target	0–2X Target	Performance 0–2X	1X	1X	
PERFORMANCE PERIOD		1 Year	1 Year		3 Years Cliff vests	3 Years Vests 1/3 each year	5 Years Vests 1/3 each year	
MEASURES		Assessed performance Reference to peer group	15% Safety 25% Operational execution ▪ Production ▪ Costs ▪ Cash flow 40% Financial 20% Growth	Specifically designed for each executive and aligned with corporate strategy and objectives	Three-year relative TSR vs S&P/TSX Global Gold Index (absolute TSR constraint)		Requires share price increase compared with date of grant	

BASE SALARY

We aim to establish the base salary component as a competitive foundation for our executive compensation program and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive's experience, responsibility, seniority, proven or expected performance, employment market conditions and competitiveness when compared to similar positions in Eldorado's peer group are considered.

Corporate named executive base salaries were frozen for 2019.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado's peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent.

2018 AND 2019 BASE SALARY DECISIONS

In 2018, to reflect the continuing challenges Eldorado faces, base salaries for the executives were frozen at their 2017 levels. Going into 2019, base salaries will be maintained at 2017 levels.

	2019 (CDN$)	2018 (CDN$)
George Burns [1]	1,000,000	1,000,000
Philip Yee [2]	500,000	n/a
Paul Skayman	540,000	540,000
Jason Cho	465,000	465,000
David Bickford [3]	519,891	495,311

Notes:

(1) Mr. Burns commenced employment February 1, 2017.

(2) Mr. Yee commenced employment September 24, 2018.

(3) Mr. Bickford's salary has been frozen at 2017 levels. Changes in Canadian-dollar salary are due to a change in currency conversion from USD to CDN. The following exchange rates were used to convert his compensation into Canadian dollars, where applicable: 2019: 1.3600; 2018: 1.2957.

SHORT-TERM INCENTIVE PLAN

The STIP is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team that are seen as critical to advancing Eldorado's strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company's operating and financial results.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

While the STIP is based on a one-year performance period, we consider the achievement of challenging operational, financial and strategic annual objectives an important indicator of the health of the Company and our ability to build long-term shareholder value. The combination of the STIP program with the LTI program, described in the following pages, is aimed to motivate our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

Achievement of annual operational, financial and strategic goals is an important indicator of the health of the Company and our ability to build long-term shareholder value.

The STIP award is calculated as follows.



Base Salary ($) X **Target Award Level (%)** X [**Corporate** (Achievement Level x Weighting) + **Personal** (Achievement Level x Weighting)] = **STIP Award ($)**

Target Award Level (%):
- Expressed as a percentage of base salary
- Varies by position level and responsibility
- Aligns with industry practice

Corporate:
- Multiple objectives within the Corporate Scorecard, each with an assigned weighting
- Achievement level is based on quantitative assessment of performance

Personal:
- Mulitple objectives that vary by participant depending on role
- Each objective is assigned a weighting
- Achievement level is based on how well the participant achieves each personal objective

The table below shows the 2018 target award levels and framework for each of the NEOs.

NEO	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Personal objectives weighting (%)
George Burns	100	0–200	100	–
Philip Yee	80	0–160	70	30
Paul Skayman	100	0–200	70	30
Jason Cho	80	0–160	70	30
David Bickford	50	0–100	40	60 Business Unit: 15 Personal: 45
Charles Parker	30	0–49.5	40	60
Fabiana Chubbs	–	–	–	–

2018 CORPORATE OBJECTIVES PERFORMANCE

Safety, Sustainability & Governance	Operating safety is a core value for Eldorado. - Reduced the overall lost-time injury frequency rate ("LTFIR"). - Introduced the *Golden Rules* Handbook across our sites to continuously improve health and safety performance and accomplish our most important task: the prevention of harm. - The first annual health & safety week was held across sites to promote and raise awareness of a safe working environment. - Zero major environmental reportable incidents. - Improved Skouries design from conventional upstream rock dam construction to dry-stack tailings, reducing the project footprint by 40%, increasing the amount of water recycled through the processing plant and enabling more efficient land reclamation and reducing risk substantially.
Operational Execution	Operating profitable mines is critical to Eldorado's ongoing success. - **Total gold produced:** The Company revised guidance upwards twice during the year, and exceeded original guidance by 12%. - **Total by-product produced (gold equivalent):** Challenges relating to blending of the ore feed to the mill and start-up of the newly installed paste plant impacted metallurgical performance and contributed to lower production in the second half of the year. - **All-in sustaining costs ("AISC"):** Reduced due to higher gold production, primarily due to recovery improvements at Kışladağ. - **Cash flow per share:** Lower than target due to increased production costs with the first year of commercial production at Olympias.
Financial Excellence	Financial strength will be the foundation from which Eldorado can grow. - **Continuously strengthen the Company's financial position:** The Company substantially advanced financing and appropriate funding to support the Company's growth plans and strategy. - **Increase net asset value ("NAV") per share**: The Company continued to progress to resolve permitting challenges in Greece, including the positive arbitration decision against the Greek government in Q2. The Company developed a robust business plan, which includes disciplined capital allocation in accordance with the Company's Capital Investment Framework and began implementation of the business plan. - Filed request for payment of approximately €750 million with the Greek State for damages suffered by the Company arising from permit delays. The 18th Council of State decision in our favour was received in 2018, further protecting our investments.
Growth and Value Creation	Identifying new economic reserves and resources and developing and expanding our projects are essential to Eldorado's future production capacity. - **Capital projects schedule and milestones:** Lamaque commissioning in late 2018 on schedule, completion of three 43-101 technical studies and one feasibility study. - **Replace gold equivalent reserves per share:** Gold equivalent reserves decreased slightly due to depletion; however, inferred resources increased by almost 60% over the year. - During 2018, **extensive metallurgical testwork** was conducted that resulted in the January 31, 2019 decision to resume heap leaching at Kışladağ.

2018 STIP DECISIONS

2018 CORPORATE OBJECTIVES

At the beginning of 2018, Eldorado established a focus on four key corporate objectives designed to incentivize the named executives to execute on the most critical goals and reward them for success in attaining and surpassing these goals.

When setting objectives for the year, the Company, together with the Board, considered the current business plan given the best available information at the time, including expected production and cost. The annual business plan incorporates changes in the ore bodies and mine and processing facilities as well as changes in market conditions for materials, supply costs and metal prices. When setting the targets, the following considerations were made:

- Olympias is in its first full year of commercial production;
- Lamaque Project is in development and ramp-up;
- Kışladağ's lower gold recovery and curtailment of ore-crushing and stacking as announced in June 2017, and again in October 2017; and
- Setting safety targets based on previous years' actual figures, requiring improved performance from the previous year.

During 2018, Olympias had a strong first half; however, in the second half of 2018, the site experienced challenges related to the blending of the ore feed to the mill and start-up of the newly installed paste plant. That impacted the mine's production, leading to increased production costs. At Kışladağ, we experienced higher-than-expected gold recoveries as a result of extensive metallurgical testing, and a longer leach cycle. The Company revised guidance upwards twice during the year as a result and ended the year 12% above original production guidance.

2018 CORPORATE OBJECTIVES RESULTS

Objective	Threshold	Target	Challenge	Result	Achievement level	Weighting (%)	Score (%)
1. Corporate Safety, Sustainability & Governance							
Lost-time injury frequency ("LTIFR")	1.65	1.49	1.32	*Exceeded challenge (1.30)*	2.0	5%	10%
Total reportable injury frequency rate ("TRIFR")	6.61	5.95	5.28	*Did not meet threshold (8.16)*	0.0	5%	0%
Full implementation of Eldorado *Golden Rules* Handbook and safety approach	80% implemented	100% implemented	100% implemented & significant improvement in level of personal ownership	*Just below target (93% implemented)*	0.83	5%	4.13%
Modifier • Zero fatalities • Zero environmental and regulatory non-compliance modifier (major incidents)				*Achieved – no modifier applied*			
2. Operational Execution							
Total gold produced (oz)	246,918	274,353	301,788	*Exceeded challenge (313,652 oz – not including pre-commercial production)*	2.0	10%	20%
Total by-product produced (gold equivalent)	78,116	86,796	95,476	*Did not meet threshold (73,327 oz)*	0	5%	0%
All-in sustaining costs ("AISC")	$1,224	$1,113	$1,002	*Exceeded challenge ($994/oz)*	2.0	5%	10%
Cash flow per share (pre-consolidation figures)	USD$0.09 per share	USD$0.11 per share	USD$0.13 per share	*Did not meet threshold ($0.08 per share)*	0	5%	0%

Continued on next page

2018 CORPORATE OBJECTIVES RESULTS continued

Objective	Threshold	Target	Challenge	Result	Achievement level	Weighting (%)	Score (%)
3. Financial	Progress was made in setting up the Company for financial success in 2018.						
Secure appropriate funding to support the Company's growth plans			*Just below target*		0.90	25%	22.50%
Progress/resolve permitting challenges in Greece					0.80		3%
Disciplined capital allocation in accordance with Eldorado's Capital Investment Framework			*Just below target*		1.00	15%	3.75%
Develop robust business plan					1.00		3.75%
Implement robust business plan					0.75		2.81%
4. Growth and Value Creation	A number of capital projects were ongoing throughout the year, with key milestones, including commercial production at Lamaque, on schedule.						
Capital project schedule and milestones			*On target*		1.1	15%	16.50%
Replace gold equivalent reserves per share			*Did not meet target*		0.0	5%	0%
Total:							96.44%
5. Corporate Score Modifier	The Compensation Committee has the discretion to apply a modifier of +/-20% to the corporate score if extraordinary events or circumstances impact achievement of the Company's strategic goals and objectives. Given the shareholder experience, particularly the share price performance, the Compensation Committee has decided to reduce the overall corporate score by 10.44%.						-10.44%
Corporate Score							**86.0%**

2018 PERSONAL OBJECTIVES

In addition to the above corporate objectives, the performance of the NEOs was assessed against the following personal objectives.

NEO	Personal objectives and accomplishments	Weighting (%)	Achievement level (%)	Weighting × achievement level (%)
George Burns	As President & CEO, Mr. Burns' objectives are 100% based on the corporate objectives.	Please see pages 53–55 for more detail on the results.		
Philip Yee	Mr. Yee's personal objectives and targets included: supporting the implementation of a new financing, assessment and human resource planning to strengthen the finance team; assessment of the budget and forecast process; establishing improved relationships with banks and rating agencies; improving opportunities in financial systems, including financial results and future results; and other strategic initiatives.	30	1.63	48.9
Paul Skayman	Mr. Skayman's personal objectives and targets included: the implementation and roll-out of the *Golden Rules* Handbook and progress accountability across sites; completion of three technical studies and the AIF by the end of Q1 2018; ensuring the completion of Olympias Phase III NI 43-101 as an internal document by the end of the Q3 2018; accurately determining the next steps in the development of Kışladağ, including the schedule, budget and production between decision and commencement of milling operations; and achieving name plate capacity at Olympias in terms of tonnes treated, grade of material mined and metallurgical recovery for all three concentrate products.	30	1.29	38.7
Jason Cho	Mr. Cho's personal objectives and targets included: providing leadership in the ongoing development of strategic plans for corporate and asset transactions, including identification, monitoring and potential execution of external and internal opportunities; leadership in the ongoing development of the corporate model and strategic/analytical interface to assess NAV growth alternatives; leadership in establishing a plan for basic corporate preparedness; and establishing a sound business plan and financing strategy, and subsequently the execution of such plans and strategy, including identification and sourcing of capital.	30	1.71	51.3
David Bickford	Mr. Bickford's personal and business objectives in his role as VP and General Manager, Turkey include: safety and sustainability metrics; working with stakeholders to ensure appropriate permits are in place to sustain and expand the Company's activities in Turkey; overseeing the progress of exploration efforts, including land acquisitions at existing operations; and other strategic objectives.	45 – Personal	1.28	57.5
		15 – Business Unit	1.78	26.7

The table below shows the actual STIP awards for the year ended December 31, 2018.

NEO	2018 Base salary (CDN$)	Target STIP (% of salary)	Corporate performance		Personal performance		Achievement level (%)	STIP payout (achievement level x target award) (%)	2018 STIP award (CDN$)
			Weight (%)	Score	Weight (%)	Score			
George Burns	1,000,000	100	100	0.86	0	–	86.0	86.0	860,000
Philip Yee [1]	135,417	80	70	0.86	30	1.63	109.0	87.2	118,029
Paul Skayman	540,000	100	70	0.86	30	1.29	99.0	98.9	534,330
Jason Cho	465,000	80	70	0.86	30	1.71	111.5	89.2	414,594
David Bickford [2]	495,311	50	40	0.86	60	1.4	118.6	59.3	289,291
Charles Parker [3]	249,900	30	40	0.86	60	1	94.4	28.3	70,772
Fabiana Chubbs	–	–	–	–	–	–	–	–	–
								Total payout	**$2,287,016**

Notes:

(1) Mr. Yee's 2018 base and bonus are prorated from September 24, 2019 to December 31, 2019.

(2) Mr. Bickford's personal performance score also includes his business unit performance. Mr. Bickford is paid in net compensation; the figures above are displayed in gross amounts. His tax rate varies during the course of the year; therefore, his gross salary and gross bonus payout in the table above are calculated at the tax rates at the time of payment.

(3) Mr. Parker's 2018 bonus award did not include the additional salary earned as interim CFO.

LONG-TERM INCENTIVES

LTIs align our executives' experience with that of our shareholders, by tying a significant portion of their total compensation to the long-term performance of Eldorado's share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions, and to provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance.

The value of LTIs will increase or decrease in tandem with the executive team's achievement of short and long-term objectives that impact share price performance over the vesting period for these incentives.

TARGET LTI AWARD AND MIX

Eldorado's target LTI award value and mix are set to align with industry best practices and good governance.

LTI Mix



LTI Mix Table
- PSUs
- RSUs
- Stock options

Target Award Level

Base salary x 220% (President & CEO)

Base salary x 100–150% (other NEOs)

VESTING TERMS AND CONDITIONS

The vesting terms and conditions of each form of LTI are summarized in the following table.

	PSUs	RSUs	Stock options
Determining the number of units granted	PSU grant value divided by closing share price on day prior	RSU grant value divided by closing share price on day prior	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years

PERFORMANCE SHARE UNITS

PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado's long-term performance by providing compensation that is conditional on the achievement of predetermined performance criteria.

PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado's three-year relative Total Shareholder Return ("relative TSR") performance over the three-year performance period and the three-year absolute Total Shareholder Return ("absolute TSR") performance.

The number of PSUs that are earned and redeemed is calculated as follows:

Number of PSUs granted	**X**	3-Year relative TSR multiplier	**X**	Final number of PSUs

Relative performance required	Three-year relative TSR multiplier (%)
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Three-year absolute TSR constraint:
The three-year relative TSR multiplier will be capped at 100% if Eldorado's three-year absolute TSR is negative for the performance period.

Why relative TSR with an absolute TSR constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index, which includes many of the companies in our peer group; this provides a clear indication of our performance compared to that of our peers over the same time period.

The **absolute TSR constraint** caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

PSUs granted in 2016 that vested in February 2019 did not meet the threshold performance target, therefore were paid out at zero.

Based on feedback from shareholders, particularly around adding a return metric to the PSU Plan, in 2018, the Compensation Committee commenced a review of the potential use of a second PSU metric. The Compensation Committee has engaged WTW to advise the Committee on this research. This review is currently under way, including how best to incorporate a metric into the plan design and back-testing to understand the implications around target-setting. Based on this research, the Compensation Committee will consider whether it is feasible to add a return-based metric in future grants.

RESTRICTED SHARE UNITS

The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, our executives' experience is linked to that of our shareholders.

RSU awards typically vest in three tranches over three years.

STOCK OPTIONS

Stock options link our executives' experience to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on a positive move in the share price.

Stock options generally vest in three tranches over a three-year period, and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

2018 LONG-TERM INCENTIVES

The table below shows the number of units and value of LTIs awarded to the NEOs for 2018 (granted in early 2019). LTIs form part of the executives' annual compensation package and are granted in the first quarter following the year end.

The Board reduced the value of the 2019 LTI awards by approximately 13–20% relative to the grant targets, as shown in the table below. In making this decision, the Board took into account Eldorado's performance in 2018, the number of units granted, value granted in the prior year, current value and the need to incentivize and retain the leadership team to deliver on Eldorado's strategic business plan going forward.

> **The Committee applied its discretion such that the LTI awards made in February 2019 were reduced by approximately 20% relative to target grants to better align executive pay with shareholder experience in 2018.**

Position	Target LTI award value	Actual LTI award value (granted February 2019)	Actual grant as a % of target
President & CEO	220% of base salary	180% of base salary	82%
Other NEOs	100–150% of base salary	80–130% of base salary	80–87%

	PSUs		RSUs		Stock options	
NEO	**Number granted**	**Value [1] (CDN$)**	**Number granted**	**Value [2] (CDN$)**	**Number granted**	**Value [3] (CDN$)**
George Burns	158,450	900,000	79,225	450,000	189,075	450,000
Philip Yee	57,218	325,000	28,609	162,500	68,277	162,500
Paul Skayman	61,795	351,000	30,897	175,500	73,739	175,500
Jason Cho	53,213	302,250	26,606	151,125	63,497	151,125
David Bickford	34,468	195,778	17,234	97,889	41,130	97,889

Notes:

(1) The PSUs were granted on February 26, 2019. The number of PSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on February 25, 2019 (CDN$5.68).

(2) The RSUs were granted on February 26, 2019. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on February 25, 2019 (CDN$5.68).

(3) The stock options were granted on February 26, 2019 at an exercise price of CDN$5.68, the closing share price per Eldorado common share on the TSX on February 25, 2019. The value of stock option grants is based on the Black–Scholes method.

REPLACEMENT COMPENSATION (INDUCEMENT EQUITY AWARDS)

The Board determined it was essential to attract a high-calibre Chief Financial Officer ("CFO") in order to ensure the Company was in a strong position both strategically and financially. The Board and CEO completed a comprehensive recruitment effort, and ultimately, Philip Yee was identified as the preferred candidate.

Philip Yee joined Eldorado as EVP & CFO in September 2018. He is responsible for overseeing Eldorado's financial strategy, planning and analysis, accounting and financial reporting, as well as its tax and treasury functions. With over 25 years of experience, Phil has extensive experience in the mining industry, financial management and reporting, financial and operational recovery, mergers and acquisitions, international risk management, strategy development and operating in challenging foreign jurisdictions. He most recently held the position of EVP & CFO at Kirkland Lake Gold and was SVP & CFO with Lake Shore Gold between 2013 and 2016.

In attracting Mr. Yee to join Eldorado, the Board determined that it was appropriate to provide additional LTIs to replace compensation forfeited by Mr. Yee as a result of his departure from his prior employer. The Board concluded that offering CDN$2.4 million in equity (CDN$600,000 in PSUs, CDN$600,000 in RSUs and CDN$1,200,000 in stock options) was appropriate to cover the cash and equity compensation forfeited by Mr. Yee, and is not in excess of the fair market value of the compensation forfeited. By offering all forfeited compensation in equity, it strengthens Mr. Yee's alignment to shareholders' interests and promotes retention. The Board is mindful that replacement compensation for any external appointments should be limited and should not be greater than that needed to attract suitably qualified candidates.

Mr. Yee joined Eldorado in September 2018. He was entitled to equity consisting of 25% PSUs, 25% RSUs and 50% stock options. Due to the Company being in blackout, these grants were not issued until February 26, 2019.

RETIREMENT BENEFITS

In 2017, Eldorado introduced a DC Supplemental Executive Retirement Plan ("SERP") for the President & CEO and other designated executive officers in Canada, to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

At the end of 2018, there was one active member of the DB SERP. Ms. Chubbs departed the Company on April 30, 2018, and Mr. Skayman continued to participate in the DB SERP during 2018.

DEFINED CONTRIBUTION SERP

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the *Income Tax Act (Canada)* ("the *Tax Act*") on annual RRSP contributions. For the purpose of the *Tax Act*, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target short-term incentive award, depending on the executive, less contributions to a Registered Retirement Savings Plan. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination with or without cause, subject to the executive meeting a required vesting period of up to five years' service.

The DC SERP program is funded on an annual basis, and the funds are invested at the discretion of the participant. The investment risks and rewards are assumed by each participant and not by the Company.

During the year ended December 31, 2018, a total of CDN$408,075 was accumulated in contributions on behalf of the NEOs Mr. Burns, Mr. Yee, and Mr. Cho. Accumulated pension benefits under the SERP (up to and including 2018):

NEO	Accumulated value at start of year (CDN$)	Compensatory change [1,2,3] (CDN$)	Accumulated value at end of year (CDN$)
George Burns	275,000	300,000	575,000
Philip Yee [4]	–	24,375	24,375
Jason Cho	13,229	83,700	96,929

Notes:

(1) Employer contributions with respect to the year ended December 31, 2018 will be made by Eldorado during the year ending December 31, 2019.

(2) SERP benefits are fully vested following a vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(3) This amount excludes the annual return value.

(4) Mr. Yee joined the DC SERP on September 24, 2018.

DEFINED BENEFIT SERP (GRANDFATHERED)

The DB SERP was implemented in 2008 and is now closed to new participants.

The DB SERP consists of the Eldorado Gold Corporation Pension Plan for Designated Employees (the "Designated Plan"), registered under the *Tax Act*, and the SERP. The DB SERP provides participants with benefits that are in excess of the maximum pension limit (in 2018, the maximum pension limit is CDN$2,944.44 per year of service). The combined annual retirement benefit is equal to 2% of the average of the highest three years' annual earnings in the 10-year period prior to retirement, multiplied by years of service.

The normal retirement age is 65, but participants may take an unreduced pension at age 60 (for benefits that are vested). The participants can retire as early as 55 with a reduced pension if they have at least 10 years of service in the position of an executive officer. All pension benefits may be payable as a joint and two-thirds survivor pension with a five-year guarantee, if elected by the participant.

Annual contributions are based on the total cash compensation paid to the NEOs during the year, which typically includes base salary and short-term incentive awards.

The annual pensionable earnings for Ms. Chubbs and Mr. Skayman were capped at CDN$600,000 in 2012. For subsequent years, the cap for determining participants' pensionable earnings under the pension program is indexed to the Consumer Price Index for Canada.

2018 RETIREMENT BENEFITS

As at December 31, 2018, there were five DB participants (one active employee and four former employees).

The non-compensatory change in 2018 resulted primarily from changes to participants retiring and the discount rate assumption. The discount rate of a retirement plan is the rate of return on investments that is assumed when measuring the pension benefit obligations. The pension program uses a discount rate based on Canadian AA corporate bond yields, in keeping with International Accounting Standards.

The table below shows the following information for each NEO during 2018 participating in the pension program:

- Years of credited service as at December 31, 2018
- The estimated annual benefit accrued, or earned, for service up to December 31, 2018 and up to the age of 65
- A reconciliation of the accrued obligation from December 31, 2017 to December 31, 2018

Defined Benefit Plans Table

NEO	Number of years credited service [1]	Annual benefits payable [2] (CDN$)		Opening present value of defined benefit obligation [3] (CDN$)	Compensatory change [4] (CDN$)	Non-compensatory change [5] (CDN$)	Closing present value of defined benefit obligation [3] (CDN$)
		At year end	At age 65				
Fabiana Chubbs	8.9	n/a	n/a	1,384,590	64,673	(1,449,263)	–
Paul Skayman	9.5	122,145	394,293	1,404,029	356,236	(97,307)	1,662,958

Notes:

(1) Ms. Chubbs left the Company in 2018. She accrued four months of credited service in 2018.

(2) The annual benefits shown are based on current pensionable earnings and expected credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants' assumed retirement date in the normal form, subject to certain vesting provisions. Ms. Chubbs received her total benefit entitlement in 2018.

(3) The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used to determine the Pension Plan obligations, as disclosed in Note 16 of the Company 2017 Consolidated Financial Statements or Note 18 of the Company 2018 Consolidated Financial Statements, as applicable. The only exception is that the closing present value of defined benefit obligation uses the normal retirement age of 65 as the assumed retirement age, which differs from the 2018 Consolidated Financial Statements.

(4) The amount shown under the compensatory change column is the sum of two items: (i) value of the projected pension earned for service during 2018; and (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Company 2017 Consolidated Financial Statements.

(5) The amount shown under the Non-compensatory change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses including benefits paid.

Additional notes:

All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not represent the participants' actual entitlements at retirement.

The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations; as a result, the figures may not be directly comparable across corporations.

PERQUISITES AND BENEFITS

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

Mr. Bickford is an expatriate located in Turkey. His perquisites and benefits include housing, use of a Company vehicle, health and life insurance and cash in lieu of pension.

None of the other NEOs received perquisites which in the aggregate were worth more than CDN$50,000 or 10% of the respective executive officer's salary. Mr. Burns, Mr. Yee, Mr. Skayman and Mr. Cho received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership.

COMPENSATION TABLES AND DISCLOSURES

Shareholder Return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2013 and December 31, 2018, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.


160
140
120
100
80
60
40
20
0
Dec 31, 2013
Dec 31, 2014
Dec 31, 2015
Dec 31, 2016
Dec 31, 2017
Dec 31, 2018
Eldorado Gold Corp.
S&P/TSX Global Gold Index
S&P/TSX Composite Index

As at December 31	2013	2014	2015	2016	2017	2018
Eldorado Gold Corp.	$100	$118	$68	$72	$31	$13
S&P/TSX Global Gold Index	$100	$94	$85	$128	$130	$125
S&P/TSX Composite Index	$100	$111	$101	$123	$134	$122

Total Shareholder Return					Five-year	Five-year CAGR [1]
Eldorado Gold Corp.	17.70%	-31.61%	-27.94%	-69.49%	-86.59%	-33.09%
S&P/TSX Global Gold Index	-5.75%	-15.30%	27.87%	29.59%	25.13%	4.59%
S&P/TSX Composite Index	10.55%	1.34%	22.71%	33.85%	21.96%	4.05%

Note:

(1) Compound annual growth rate ("CAGR").

Summary Compensation Table

The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2016, 2017 and 2018. Please see the Market Value of Total Compensation table on the next page for realizable compensation for the NEOs.

Principal name and position	Year	Salary [1] (CDN$)	Share-based awards [2] (CDN$)	Option-based awards [3] (CDN$)	Non-equity incentive plan compensation STIP [4] (CDN$)	Pension value [5] (CDN$)	Other compensation (CDN$)	Total compensation [7] (CDN$)
George Burns President & CEO	2018	1,000,000	1,350,000	450,000	860,000	300,000	–	3,960,000
	2017	916,667	3,350,000 [6]	1,700,000 [6]	490,188	275,000	600,000 [6]	7,331,855
Philip Yee [7] EVP & CFO	2018	135,417	1,687,500 [7]	1,362,500 [7]	133,333	24,375	–	3,343,125
Paul Skayman Chief Operating Officer	2018	540,000	526,500	175,500	534,330	356,236	–	2,132,566
	2017	540,000	486,000	162,000	228,015	235,152	–	1,651,167
	2016	481,500	493,237	493,237	504,973	366,931	–	2,339,878
Jason Cho EVP, Strategy & Corporate Development	2018	465,000	453,375	151,125	414,594	83,700	–	1,567,794
	2017	380,833	418,500	139,500	255,846	27,679	–	1,222,358
	2016	325,000	326,270	326,270	327,539	16,913	–	1,321,992
David Bickford VP and General Manager Turkey [8]	2018	495,311	293,667	97,889	289,291	–	107,103	1,283,261
	2017	497,620	283,499	94,500	173,897	–	95,214	1,144,730
	2016	506,152	371,712	371,710	244,460	–	83,070	1,577,103
Charles Parker Interim CFO	2018	493,100 [9]	–	–	70,772	–	–	563,872
	2017	245,200	–	18,743	53,544	–	–	317,494
	2016	241,300	–	48,260	54,534	–	–	344,094
Fabiana Chubbs Former CFO	2018	204,215	–	–	–	64,673	1,692,140 [10]	1,961,028
	2017	520,000	–	–	226,070	98,763	–	844,833
	2016	463,500	498,552	498,552	533,604	251,940	–	2,246,148

Notes:

(1) *Salary* is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid and reported in Canadian dollars.

(2) *Share-based awards* are granted in the first quarter following the year of service (i.e. share-based awards granted in the first (or second) quarter of 2019 are considered 2018 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3) *Option-based awards* are granted in the first (or second) quarter following the year of service (i.e. option-based awards granted in the first [or second] quarter of 2019 are considered 2018 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2018 and 2019.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2019	–	61.16–63.21%	1.78–1.80%	1.98–3.98	5.68
2018	–	59.48–62.78%	1.80–2.00%	1.79–3.79	6.20

(4) *STIP:* see page 52 for a description of the Short-Term Incentive Plan.

(5) *Pension value:* see page 61 for information about the retirement benefit.

(6) Includes replacement compensation awarded in February 2017 (CDN$750,000 in PSUs, CDN$750,000 in RSUs and CDN$750,000 in stock options) and May 2017 (CDN$800,000 in RSUs, CDN$600,000 in stock options and CDN$600,000 in cash).

(7) Includes replacement compensation awarded in February 2019 (CDN$600,000 in PSUs, CDN$600,000 in RSUs and CDN$1,200,000 in stock options). See page 61 for more details.

(8) Mr. Bickford's compensation is predominately paid in U.S. dollars. The following exchange rates were used to convert his compensation into Canadian dollars, where applicable: 2018: 1.2957; 2017: 1.2986; 2016: 1.3244.

(9) Mr. Parker's salary includes additional compensation in the amount of CDN$243,200 for the period May 1, 2018 to September 24, 2018 as interim CFO.

(10) Upon termination, Ms. Chubbs received a cash payment of CDN$1,040,000 (i.e. two times base salary), CDN$452,140 (i.e. two times 2017 STIP) and CDN$200,000 for the successful transition of her responsibilities. Eldorado continued to provide Ms. Chubbs with health benefit coverage for a maximum of 12 months.

Market Value of Total Compensation

The table below presents the value of total direct compensation as of December 31, 2018 compared to the value disclosed in the Summary Compensation Table on page 64.

	George Burns		Philip Yee		Paul Skayman		Jason Cho		David Bickford	
	Total compensation (CDN$)	Market value at Dec 31, 2018 (CDN$)	Total compensation (CDN$)	Market value at Dec 31, 2018 (CDN$)	Total compensation (CDN$)	Market value at Dec 31, 2018 (CDN$)	Total compensation (CDN$)	Market value at Dec 31, 2018 (CDN$)	Total compensation (CDN$)	Market value at Dec 31, 2018 (CDN$)
2018	3,960,000	3,110,700	3,343,125	1,481,497	2,132,566	1,801,334	1,567,794	1,282,570	1,283,261	1,098,513
2017	7,331,855	3,397,263	–	–	1,651,167	1,334,115	1,222,358	949,338	1,144,730	959,779
2016	–	–	–	–	2,339,878	1,441,344	1,321,992	727,620	1,577,103	899,954

Notes:

In calculating the market value for each participant in the table above, we valued each of the equity components (stock options, RSUs and PSUs) as follows:

■ Share-based awards (PSUs and RSUs) are valued on the closing share price on the TSX on December 31, 2018 (CDN$4.00) and we have assumed a 1x multiplier in determining the value of the PSUs.

■ Options have been valued as the difference between a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018) and the exercise price, even though these options have not been, and may never be, exercised. All stock options are out of the money as of December 31, 2018 and are valued at zero.

INCENTIVE PLAN AWARDS

Outstanding Share-Based and Option-Based Awards

The table below shows the total number of stock options and RSUs granted to the NEOs and their value, if any, as at December 31, 2018. Securities are reported on a post-5:1 Share Consolidation basis.

Name	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options [1] (CDN$)	Number of unvested RSUs	Value of unvested RSUs [2] (CDN$)	Value of vested RSUs (CDN$)	Number of unvested PSUs	Value of unvested PSUs [3] (CDN$)
George Burns	1-Feb-17	84,269	23.00	1-Feb-22	–					
	2-May-17	64,864	23.40	2-May-22	–					
	9-Apr-18	140,000	6.20	9-Apr-23	–					
Total						98,417	393,667	0	152,644	0
Philip Yee	–	–	–	–	–					
Total						–	–	–	–	–
Paul Skayman	26-Feb-13	36,903	52.10	26-Feb-18	–					
	26-Feb-14	47,861	39.20	26-Feb-19	–					
	24-Feb-15	58,730	33.35	24-Feb-20	–					
	2-Feb-16	88,961	16.10	2-Feb-21	–					
	27-Jan-17	58,027	22.00	27-Jan-22	–					
	9-Apr-18	64,800	6.20	9-Apr-23	–					
Total						40,301	161,206	56,938	82,112	0
Jason Cho	11-Apr-13	9,081	40.95	11-Apr-18	–					
	26-Feb-14	11,834	39.20	26-Feb-19	–					
	24-Feb-15	26,455	33.35	24-Feb-20	–					
	2-Feb-16	50,905	16.10	2-Feb-21	–					
	27-Jan-17	38,384	22.00	27-Jan-22	–					
	9-Apr-18	55,800	6.20	9-Apr-23	–					
Total						31,694	126,775	0	63,881	0
David Bickford	26-Feb-13	20,154	52.10	26-Feb-18	–					
	26-Feb-14	20,484	39.20	26-Feb-19	–					
	24-Feb-15	35,128	33.35	24-Feb-20	–					
	2-Feb-16	61,939	16.10	2-Feb-21	–					
	27-Jan-17	43,730	22.00	27-Jan-22	–					
	9-Apr-18	37,800	6.20	9-Apr-23	–					
Total						25,373	101,493	0	51,558	0
Charles Parker	26-Feb-14	5,709	39.20	26-Feb-19	–					
	24-Feb-15	8,000	33.35	24-Feb-20	–					
	2-Feb-16	7,995	16.10	2-Feb-21	–					
	27-Jan-17	5,680	22.00	27-Jan-22	–					
	9-Apr-18	7,500	6.20	9-Apr-23	–					
Total						0	0	0	0	0
Fabiana Chubbs	26-Feb-14	44,228	39.20	26-Feb-19	–					
	24-Feb-15	56,779	33.35	24-Feb-20	–					
	2-Feb-16	77,861	16.10	2-Feb-21	–					
	27-Jan-17	58,653	22.00	27-Jan-22	–					
Total						0	0	0	0	0

Footnotes continued on next page.

Notes continued from previous page:

(1) The value of the options is based on the difference between a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is based on a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3) The value of the PSUs is dependent on achievement of predetermined performance criteria. As of December 31, 2018, the threshold requirement for receiving a payout in relation to the outstanding PSUs had not been met. See page 59 for further information about the PSU performance criteria. PSUs vested in 2018 did not meet the threshold performance level and paid out at 0.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2018.

Name	Option-based awards – value vested during the year (CDN$) [1]	Share-based awards – value vested during the year (CDN$) [2,3]	Non-equity incentive plan compensation – value earned during the year (CDN$)
George Burns	–	188,432	–
Philip Yee	–	–	–
Paul Skayman	–	70,460	–
Jason Cho	–	43,071	–
David Bickford	–	50,826	–
Charles Parker	–	–	–
Fabiana Chubbs	–	65,848	–

Notes:

(1) The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

(3) PSUs vested in 2018 did not meet the threshold performance level and paid out at 0.

EMPLOYMENT AGREEMENTS, TERMINATION AND CHANGE OF CONTROL

We have employment agreements with our NEOs because of their critical role in the Company, and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive's employment is terminated by the Company without cause or by the executive for good reason following a change of control.

> The maximum severance payable is **2× base salary and bonus** paid in the last 12 months.
>
> Severance is payable only if the executive's employment is terminated by the Company without cause or by the executive for "good reason" following a change of control.

A change of control occurs if:

(a) There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b) Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

- We are the surviving corporation formed from the transaction; and
- Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c) The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d) At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the NEOs can terminate his or her employment for "good reason" by giving 90 days written notice within the 12-month period following a change of control and receive his or her severance package. Good reason has occurred if:

(a) The Company changes the executive's duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);

(b) There is any reduction by the Company of the executive's total aggregate value of compensation and/or benefits or any change in the basis upon which the executive's total compensation and benefits are determined if that change is or will be adverse to the executive;

(c) There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;

(d) There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e) The Company relocates the executive's principal office to any place more than 50 km from the location at which he or she performed his or her duties for the Company;

(f) There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company's corporate objectives; or

(g) There is any other significant (but not necessarily fundamental) change to the executive's terms and conditions of employment.

Termination Without Cause or for Good Reason Following a Change of Control

The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate the executives' employment without cause (including following a change of control), or an executive terminated his or her employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2018.

Termination by the Company without cause	George Burns (CDN$)	Philip Yee (CDN$)	Paul Skayman (CDN$)	Jason Cho (CDN$)	David Bickford (CDN$) [1]
2× Base salary (paid in previous 12 months)	2,000,000	289,952	1,080,000	930,000	495,311
2× STIP award (paid in previous 12 months)	980,376	–	456,030	511,692	289,291
Benefits	12,616	10,193	8,870	13,502	28,843
Total	**2,992,992**	**300,145**	**1,544,900**	**1,455,194**	**813,445**
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation)					
Unvested stock options [2]	–	–	–	–	–
Unvested RSUs [3]	393,668	–	161,204	126,776	101,493
Unvested PSUs [4]	–	–	–	–	–
Total	**393,668**	**–**	**161,204**	**126,776**	**101,493**
Combined total	**3,386,660**	**300,145**	**1,706,104**	**1,581,970**	**914,938**

Notes:

(1) Mr. Bickford's change in control agreement provides him with 1 x base salary (paid in the previous 12 months) and 1 x STIP award (paid in the previous 12 months).

(2) The value of the options is based on the difference between a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018) and the exercise price.

(3) The value of the RSUs is based on a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018).

(4) The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. As at December 31, 2018, the PSUs had no value.

The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

The table below outlines the treatment of each compensation component following termination of employment of the NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only.			2× base salary paid in previous 12 months	
STIP	A prorated portion may be paid, at the discretion of the Board.		No STIP is paid for the current year.	2× STIP award paid in previous 12 months	
Stock options (for executive officers appointed by the Board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.		All options terminate immediately.	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise.		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise.	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board.	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date.
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.	On retirement, participants are entitled to be paid after the expiry of the performance period a prorated portion of PSUs based on the amount of time the participant was employed during the performance period. **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period.** On death or disability, participants are treated the same as for termination following change of control.		All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.	The performance period will be deemed to have ended as at the date of termination. **According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period, and may be higher or lower than the number of PSUs initially granted.**

DIRECTOR COMPENSATION

Director Compensation Philosophy

Our director compensation program is designed to:

- Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation

- Reflect the complexities, risks, skill sets and value associated with independent directors of the Board

- Be fair and equitable, reflecting the time and effort required by each director

- Align the interests of our Board and shareholders by committing directors to equity ownership requirements

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

> **Director compensation changed to a fixed annual retainer, rather than a per-meeting fee.**

EVALUATION OF THE PROGRAM

The Compensation Committee reviews director compensation annually, considers feedback from shareholders and makes recommendations to the Board based on Eldorado's Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks and successfully oversee Eldorado's strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 49 for details on the compensation consultants, including fees paid.

Downward Adjustments

In 2018, a number of changes were made to further align director compensation with current market positioning, including:

✓ Retainer fees were reduced

✓ Meeting fees were reduced

✓ Committee Chair fees were reduced

✓ Travel allowances were eliminated

✓ Stock options were eliminated

✓ Share ownership requirements were increased from two times the annual cash retainer to three times the annual cash retainer

Beginning in 2019, in recognition of market best practices, the directors will no longer receive meeting fees, and will be compensated with a flat-fee retainer. This is expected to reduce our overall Board cost. See the chart on the next page for a three-year Board cost comparison.

COMPENSATION COMPONENTS

Director compensation includes:

- Annual retainer and additional retainers for the Chair of each Board committee
- Equity-based compensation
- Travel and other expenses necessary to cover the cost of travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table below details the 2018 retainer structure, and the 2019 flat-fee structure for Eldorado's independent directors. The overall compensation is consistent with peer group practices according to benchmarking conducted by independent compensation consultant WTW.

We pay director fees quarterly.

FEES AND RETAINERS

Director compensation	2017 (CDN$)	2018 (CDN$)	2019 (CDN$)
Annual retainers			
Member of the Board of Directors	94,500	**90,000**	**100,000**
Chair of the Board	180,000	**175,000**	**185,000**
Annual committee Chair retainers			
Audit Committee Chair	40,000	**35,000**	**35,000**
Compensation Committee Chair	25,000	**20,000**	**20,000**
CGNC Chair	15,000	**10,000**	**10,000**
Sustainability Committee Chair	15,000	**10,000**	**10,000**
Equity retainer	105,000	**100,000**	**100,000**
Board and committee meeting fee (per meeting)	1,500	**1,250**	**n/a**

TOTAL BOARD COST - 2017 VS. 2018 VS. 2019

The downward adjustments in director compensation, combined with the change in Board composition, resulted in a reduction in Board costs of approximately 28% from 2017 to 2018. As a result of moving to a fixed annual retainer for 2019, it is expected there will be a further reduction of approximately 10% for Board cost, as shown in the graph below.



EQUITY-BASED COMPENSATION

In 2018, stock options are no longer granted to directors. Prior to 2018, equity-based compensation was awarded to Eldorado's directors on an annual basis in the form of DUs and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the Director Compensation Policy, in 2018, directors were eligible to elect to receive DUs, in the aggregate value of CDN$100,000.

In addition, directors may elect to receive DUs in lieu of their cash compensation.

TRAVEL AND OTHER FEES

Directors do not receive a per-day travel allowance, but are reimbursed for out of pocket expenses, travel, hotel and incidentals related to fulfilling their duties.

EQUITY OWNERSHIP REQUIREMENTS

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, starting in 2018, the equity ownership requirement was increased to three times their annual cash retainer within five years. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado's Board, thus aligning the directors' experience with that of the Company's shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates that all directors who have been members of the Board for three or more years have met their share ownership requirements.

For information about the directors' share ownership, see the "Director Equity Ownership" table on page 76.

Eldorado's independent directors are required to hold three times their annual cash retainer in Eldorado equity.

2018 DIRECTOR COMPENSATION

The table below shows the breakdown of total compensation earned by each director in 2018.

As President & CEO, Mr. Burns does not receive compensation as a director. See the "Summary Compensation Table" on page 64 for information on Mr. Burns' 2018 compensation.

Name	Fees earned (CDN$)	Share-based awards [1,2] (CDN$)	Option-based awards [3] (CDN$)	Total (CDN$)
George Albino	211,250	171,248	–	382,498
Teresa Conway	62,500	3,749	–	66,249
Pamela Gibson [4]	128,750	99,999	–	228,749
Geoffrey Handley [4]	91,250	151,122	–	242,372
Michael Price [4]	127,500	99,999	–	227,499
Steven Reid [4]	93,750	134,344	–	228,094
John Webster [4]	93,750	136,249	–	229,999
Robert Gilmore [5]	55,000	104,819	–	159,819
Total	**808,750**	**901,529**	**–**	**1,710,279**

Notes:

(1) *Share-based awards* is the amount that directors received in DUs in 2018. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant and, from and after February 20, 2014, earn dividend equivalents.

(2) Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash. The above table includes DUs taken in lieu of cash, and thus in some cases the total share-based awards exceeds the CDN$100,000 annual equity grant value.

(3) *Option-based awards* is the amount that directors received in stock options in 2018. The number of stock options is calculated by dividing the total value of the grant by the value of an option calculated by the Black–Scholes method.

(4) The following directors served as committee Chairs in 2018:
   - Mr. Webster, Chair of the Audit Committee
   - Ms. Gibson, Chair of the CGNC
   - Mr. Price, Chair of the Sustainability Committee
   - Mr. Handley, Chair of the Reserves and Resources review panel
   - Mr. Reid, Chair of the Compensation Committee

(5) Mr. Gilmore retired from the Board of Directors effective June 21, 2018.

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2018. Securities are reported on a post-5:1 Share Consolidation basis.

	Option-based awards					Share-based awards		
Name	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (1) (CDN$)	Number of unredeemed DUs (2)	Value of unredeemed DUs (2,3) (CDN$)	Value of redeemed DUs (CDN$)
George Albino	1-Nov-16	20,000	21.15	1-Nov-21	–	34,948	139,790	–
	27-Jan-17	8,235	22.00	27-Jan-22	–	–	–	–
Teresa Conway	–	–	–	–	–	563	2,251	–
Pamela Gibson	4-Nov-14	20,000	6.15	4-Nov-19	–	25,335	101,338	–
	26-Feb-15	10,582	33.35	24-Feb-20	–	–	–	–
	2-Feb-16	17,543	16.10	2-Feb-21	–	–	–	–
Geoffrey Handley	2-Feb-16	17,543	16.10	2-Feb-21	–	45,452	181,807	–
	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	–
Michael Price	26-Feb-14	10,204	39.20	26-Feb-19	–	27,171	108,686	–
	26-Feb-15	10,582	33.35	24-Feb-20	–	–	–	–
	2-Feb-16	9,210	16.10	2-Feb-21	–	–	–	–
	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	–
Steven Reid	26-Feb-15	5,555	33.35	24-Feb-20	–	54,020	216,078	–
John Webster	1-Jan-15	20,000	35.40	1-Jan-20	–	33,615	134,462	–
	2-Feb-16	7,017	16.10	2-Feb-21	–	–	–	–
	27-Jan-17	9,264	22.00	27-Jan-22	–	–	–	–
Robert Gilmore	2-Feb-16	9,210	16.10	2-Feb-21	–	–	–	182,066 (4)

Notes:

(1) The value of the stock options is based on the difference between a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018) and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

(2) Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of cash retainer during their term as director:

Name	$ of DUs elected in lieu of cash	% of DUs elected in lieu of cash
George Albino	$155,625	53%
Teresa Conway	$3,744	100%
Pamela Gibson	$74,981	26%
Geoff Handley	$211,625	21%
Michael Price	$24,000	5%
Steve Reid	$305,748	39%
John Webster	$86,347	22%

(3) The value of the DUs is based on a market value of CDN$4.00 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2018). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

(4) Mr. Gilmore retired from the Board in June 2018, and has since elected to redeem is vested DUs.

EQUITY-BASED AWARDS - VALUE VESTED OR EARNED DURING YEAR

The next table shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2018.

Name	Option-based awards – value vested during the year [1] (CDN$)	Share-based awards – value vested during the year [2] (CDN$)	Non-equity incentive plan compensation – value earned during the year (CDN$)
George Albino	–	–	–
Teresa Conway	–	–	–
Pamela Gibson	–	–	–
Robert Gilmore [3]	–	–	–
Geoffrey Handley	–	–	–
Michael Price	–	–	–
Steven Reid	–	–	–
John Webster	–	–	–

Notes:

(1) The value of the options is based on the difference in the market price on the vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The right to request the redemption of DUs does not occur until the director is no longer a member of the Board. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date.

(3) Mr. Gilmore retired from the Board of Directors on June 21, 2018.

DIRECTOR EQUITY OWNERSHIP

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2018.

Name	Equity ownership requirement (annual cash retainer × 3) (CDN$)	Number of share-based awards (DUs)	Number of common shares	Total number	Multiple of annual retainer	Meets requirement [1]
George Albino	525,000	34,948	35,000	69,948	2.77	✓
Teresa Conway	270,000	563	3,000	3,563	0.18	✓
Pamela Gibson	270,000	25,335	–	25,335	3.91	✓
Geoffrey Handley	270,000	45,452	2,000	47,452	10.41	✓
Michael Price	270,000	27,171	–	27,171	4.45	✓
Steven Reid	270,000	54,020	10,000	64,020	8.41	✓
John Webster	270,000	33,615	2,400	36,015	4.04	✓

Note:

(1) Mr. Albino joined the Board less than three years ago; he is not required to meet his shareholding requirement until October 27, 2019. Ms. Conway joined the Board on June 21, 2018; she is not required to meet her shareholding requirement until June 21, 2021. Based on the higher of the value at issue date or fair market value at January 31, 2019 (i.e. CDN$4.92).

OTHER INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plans, and PSUs that have been granted and are outstanding as of December 31, 2018. Securities are reported on a post-5:1 Share Consolidation basis.

Name	Number of granted and outstanding	Number of common shares reserved under Options and PSUs	% of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	5,591,228	5,591,228	3.52%
PSUs under the PSU Plan	484,916	484,916	0.31%
Total	**6,076,144**	**6,076,144**	**3.83%**

- **Incentive Stock Option Plan:** from and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.
- **PSU Plan:** limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).

  The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 484,916; this number represents 0.31% of the issued and outstanding common shares.

As of December 31, 2018, 5,591,228 options to purchase the same number of common shares (representing 3.52% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of December 31, 2018, 3,928,361 options for the Incentive Stock Option Plan remain available for grant and 141,084 remain available for grant under the PSU Plan, assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower, depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2018, no common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado's annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	Post-consolidation	Pre-consolidation	
	2018	**2017**	**2016**
Share options granted under Incentive Stock Option Plan	1,078,797	5,804,535	9,101,164
Underlying common shares granted to satisfy PSUs under the PSU Plan [1]	261,523	755,784	796,652
Weighted average shares outstanding	158,509,000	753,565,000	716,587,000
Burn rate – Incentive Stock Option Plan	0.68%	0.77%	1.27%
Burn rate – PSU Plan	0.16%	0.10%	0.11%

Note:

(1) PSUs are subject to performance criteria and can redeemed at 0–200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

Stock Options

We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans (Previous Option Plans): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 (Employee Plan); and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 (Officers and Directors Plan). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards, and to reflect industry standards and changes to laws.

GRANTING AND VESTING

Options under the plan may be granted to a full or part-time employees, including any officer of the Company, or consultants of the Company or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to Officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms – the maximum option period provided for under the plans – but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement by:

- Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and Directors Plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; or
- The optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

EXERCISING OPTIONS

The Board determines an option's exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e. the closing price of our common shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

ASSIGNING OR TRANSFERRING OPTIONS

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

SPECIAL SITUATIONS

If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:

- On death, his or her estate has 365 days to exercise the vested options
- On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement, provided that no options shall be exercisable beyond the original expiry date of the option.

RESTRICTIONS

Shares Reserved for Issue
From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares (on a post-consolidated basis).

The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e. 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.

Restrictions for Insiders
No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan
Under our Director Compensation Policy, the Board can grant up to 100,000 options vested over two years to a non-executive director when he or she is first elected or appointed to our Board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of CDN$100,000 per year at the discretion of the Board. (See "Director Compensation" on page 74.) Beginning in 2018, stock options will no longer be granted to directors.

CORPORATE CHANGES

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options, and relevant option price, will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body:

- Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price will be adjusted as deemed necessary or equitable by the Board

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

MAKING CHANGES TO THE PLAN

Except as described below, shareholders must approve all changes to the plan, including changes that involve:

- Changing the number of common shares that can be reserved for issue under the plan, including:
  - Increasing the fixed maximum or fixed maximum percentage
  - Changing from a fixed maximum number to a fixed maximum percentage
  - Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need shareholder approval to make changes like:

- Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
- Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements

Under the NYSE rules, shareholders generally must approve material changes to compensation plans which may include, among others:

- A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction);
- A material expansion of the types of awards available under the plan;
- A material change in the method of determining the exercise price of options under the plan;
- A material extension of the duration of the plan;
- A material expansion of the class of participants eligible to participate in the plan; and
- A repricing of the exercise price of options.

The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder's consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.

OTHER TERMS AND CONDITIONS

The plan contains requirements for the granting of qualified incentive stock options under the United States tax code.

The Board can suspend or terminate the plan at any time, and impose other terms and conditions on any options granted under the plan.

The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, by contacting our Corporate Secretary, or on SEDAR (www.sedar.com).

Performance Share Units

The shareholders approved a PSU Plan effective May 1, 2014.

GRANTING

Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan. See "Performance Share Units" on page 59 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e. had the PSUs held in the participant's PSU account been common shares as of the record date) by the market value on the trading day after the record date.

RESTRICTIONS

The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 626,000, subject to adjustment.

Under the PSU Plan, common shares reserved from the treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption) will be available for subsequent grants of PSUs under the PSU Plan.

RESTRICTIONS FOR INSIDERS

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or and any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.

VESTING

Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See "Performance Share Units" on page 59 for a discussion of the current performance vesting targets.

REDEMPTION

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant's employment has not been terminated.

PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.

Additional specific requirements apply to U.S. participants, as set out in the plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

ASSIGNING OR TRANSFERRING PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

TERMINATION

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

- We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
- We make a material adverse change to the executive's salary, duties or responsibilities and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change; or
- Employment is terminated as a result of disability or the participant's death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participants' employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See "Performance Share Units" on page 59 for a discussion of the current performance vesting targets.

CORPORATE CHANGES

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:

- Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
- For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

MAKING CHANGES TO THE PSU PLAN

Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:

- Changing the number of common shares that can be reserved for issue under the plan, including:
  - Increasing the fixed maximum or fixed maximum percentage
  - Changing from a fixed maximum number to a fixed maximum percentage
  - Changing from a fixed maximum percentage to a fixed maximum number

Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:

- Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU Plan, the plan may be suspended or terminated at any time by the Board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

Restricted Share Units

The Board adopted an RSU Plan effective March 16, 2011 and amended and restated the RSU Plan as of October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018 and July 26, 2018 to incorporate a number of changes including a housekeeping change to the definition of "change of control," changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to U.S. participants, addressing tax-related matters, providing drafting consistency among other various equity plans, and to increase the reserve under the plan as well as making other drafting changes.

NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

GRANTING

Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan. RSUs can be granted subject to vesting on time or achievement of performance targets.

RESTRICTIONS

The maximum number of our common shares that may be delivered under the RSU Plan has been 10,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan, and to manage other administration matters. See "Normal Course Issuer Bid" on page 85.

VESTING

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period – that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs, if the holder does not elect early redemption. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

REDEMPTION

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the plan, the RSU shall be redeemed immediately after the blackout period is lifted.

ASSIGNING OR TRANSFERRING RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

TERMINATION

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant's estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

- Terminate employment for any reason other than cause within twelve months of a change of control; or
- Make a material adverse change to the executive's salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive's employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.

If a holder's employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.

CORPORATE CHANGES

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

- Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
- Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

MAKING CHANGES TO THE RSU PLAN OR RSUs

The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder's consent is required – unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.

Normal Course Issuer Bid

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid ("NCIB"). These purchases have been made by GMP Securities LP in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity.

Acquisitions of common shares under the NCIB over the last five years are set out in the table below. The units and average prices are reported on a pre-consolidation basis.

Period	Number of common shares purchased	Average price (CDN$)	Total cost (CDN$)
April 10, 2012 to April 9, 2013	702,675	10.36	7,281,536
April 22, 2013 to April 21, 2014	899,651	8.101	7,287,822
April 25, 2014 to March 17, 2015	515,553	5.94	3,064,823
May 27, 2015 to April 5, 2016	–	–	–
June 13, 2016 to June 12, 2017	1,506,431	4.67	6,033,059
June 13, 2017 to June 16, 2018	1,742,130	1.57	2,739,017

Eldorado intends to apply to the TSX to reinstate an NCIB in 2019.

Deferred Unit Plan

The Board adopted a DU Plan as of July 15, 2010 as amended and restated as of February 20, 2014, and July 26, 2018 to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.

Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

- The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
- DUs are denominated in common shares when they are credited to a participant's account

DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director's cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the U.S. not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).

Participants may redeem the DUs after the *termination date* – the earliest date that both of the following conditions are satisfied:

- The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director; and
- The date that the participant is neither an employee, nor a member of our Board or any corporation related to Eldorado for the purposes of the *Tax Act*.

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.

Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs [1] as at December 31, 2018 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2018 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2018 (c)
Equity compensation Plans approved by securityholders	6,076,144	$22.56	4,069,445
Equity compensation plans not approved by securityholders	–	$22.56	–
Total	**6,076,144**		**4,069,445**

Note:

(1) The PSU Plan is limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 484,916; this number represents 0.3% of the issued and outstanding common shares.

DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Management Information Circular and the sending of this information to Eldorado shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

"George Albino"

George Albino
Chair of the Board

March 18, 2019
Vancouver, BC

SCHEDULE A

ELDORADO GOLD CORPORATION BOARD OF DIRECTORS

TERMS OF REFERENCE

I. ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors ("**Board**") is stewardship of Eldorado Gold Corporation (the "**Company**"). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the *Canada Business Corporations Act* ("**CBCA**"), the Company's Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company's By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board ("**Committees**") on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i)   **Strategic Planning.** Assisting in the development of and regularly reviewing and monitoring the Company's long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii)   **Performance Review.** Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii)   **Budgeting.** Reviewing and approving the Company's annual budgets, including capital expenditures.

(iv)   **Risk Management.** Understanding and overseeing the principal risks associated with the Company's business and regularly monitoring the systems in place to manage those risks effectively.

(v)   **Reviewing Material Transactions.** Reviewing and approving transactions that are either material or not in the ordinary course of the Company's business.

(vi)   **CEO Appointment and Evaluation.** Appointing a Chief Executive Officer ("**CEO**") of the Company, approving the CEO's compensation and establishing and administering appropriate processes to measure the CEO's performance in carrying out the Company's stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(vii) **Succession Planning.** Establishing and administering a plan for the succession of the CEO and senior management.

(viii) **Determining Compensation.** Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company ("**Directors**").

(ix)   **Management.** Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(x)   **Director Nomination.** Requiring that a plan be in place for the nomination of the Chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements ("**Independent Directors**"), in conjunction with the Corporate Governance and Nominating Committee.

(xi)   **Internal Controls.** In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company's internal controls over financial reporting and disclosure and management information systems.

(xii) **Disclosure Policy.** Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiii) **Reserves and Resources.** Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xiv) **Shareholder Communication.** Reviewing the Company's communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company's securities trade.

(xv)   **Shareholder Feedback.** Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvi) **Corporate Governance.** In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company's compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company's securities trade and best practice with respect to corporate governance.

(xvii) **Code of Conduct and Business Ethics.** Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xviii) **Integrity.** To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

(xix) **By-laws.** If required, adopting, amending or repealing the By-laws of the Company, in accordance with applicable law.

(xx) **Financial Disclosure.** Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management's Discussion and Analysis, the Annual Information Form and Management Proxy Circular, in conjunction with the Committees of the Board as applicable.

(xxi) **Committees of the Board.** Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

(xxii) **Terms of Reference.** Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxiii) **Evaluation of Board and Committees.** Regularly evaluating the effectiveness of the Board, its Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxiv) **Meetings with Management.** Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxv) **Continuing Education.** In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board.

(xxvi) **Regulatory Compliance.** Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxvii) **Goodwill.** Enhancing the reputation, goodwill and image of the Company.

(xxviii) **General.** Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II.   COMPOSITION

Qualification of Directors

(i)   As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)   A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and National Policy 58-201 – *Corporate Governance Guidelines* and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

(iii)   At least twenty-five percent of the Directors shall be Canadian residents.

Chair of the Board

(i)   The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii)   The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled "Chair of the Board of Directors".

Director Nomination, Appointment, Resignation & Retirement

(i)   An individual who is nominated as a director ("**Nominee Director**") shall submit a written Consent to Act to the Company in such form as the Company may require.

(ii)   A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii)   All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv)   In accordance with the Company's By-laws, at each Annual Meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v)   A Director may be re-elected annually to serve the Board until the Annual Meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

(i)   The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii)   The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii) A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the By-laws of the Company.

(iv)   The agenda for each Board meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.

(v)   At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi)   At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii) The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i)   The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company's management present for the purposes of evaluating the Company's senior management and discussing such other matters as may be appropriate.

(ii)   The Independent Directors will appoint a member to act as Secretary of the 'in-camera' meetings.

(iii) Minutes generated from the meetings of the Independent Directors will be maintained by the Chair of the Board.

(iv)   Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III.   EXPECTATIONS OF A DIRECTOR

(i)   **Commitment and Attendance.** All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee on which they serve.

(ii)   **Preparation for Meetings.** All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii) **Knowledge of Operations.** All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv)   **Other Directorships and Significant Activities.** Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company's Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v)   **Contact with Management and Employees.** Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi)   **Speaking on behalf of the Company.** Directors are required to adhere to the Company's Disclosure Policy.

(vii) **Confidentiality.** The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

(viii) **General.** Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV.   OUTSIDE ADVISORS

The Board or the Independent Directors, with approval of the Chair of the Board, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors' duties.

V.   LIMITATION ON THE BOARD'S DUTIES

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI.   APPROVAL

Approved by the Board of Directors February 21, 2019.

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WORLD
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Eldorado Gold Corporation

1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO